Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 25, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on May 24, 2005, entitled “VODAFONE GROUP PLC ANNOUNCES FULL YEAR RESULTS”.

VODAFONE GROUP PLC VODAFONE ANNOUNCES FULL YEAR RESULTS	Embargo:
Not for publication
before 07:00 hours
24 May 2005

Vodafone today announces preliminary results for the year ended 31 March 2005, which meet or exceed stated targets for the Group’s global operations across every metric.  The highlights of the results are:

Strong financial performance:

•                       Group turnover of £34.1 billion.  Mobile telecommunications turnover increased to £33.2 billion, with organic growth of 5%(1)

•                       Earnings per share, before goodwill amortisation and exceptional items, increased by 14% to 10.41 pence.  Basic loss per share was 11.39 pence.  Loss for the financial year was £7.5 billion after goodwill amortisation of £14.7 billion

•                       Free cash flow(1) of £7.8 billion.  Net cash inflow from operating activities up 3% to £12.7 billion

Delivering results through strong customer focus:

•                       Net organic proportionate customer additions in the year of 16.3 million, representing organic growth of 12%(1).  Closing proportionate customer base of 154.8 million in 26 markets

•                       Vodafone live! active devices increased to 30.9 million

•                       Increasing adoption of 3G services, with 2.4 million devices at year end

•                       Launch of Vodafone Simply, a new, easy to use service for customers who want to use voice and text services with minimum complexity

•                       Introduction of Vodafone Passport, a new voice roaming price plan which provides customers with greater price clarity when using mobile voice services abroad

Increasing returns to shareholders:

•                       Total dividends per share increased by 100% to 4.07 pence, giving a total dividend payout of £2.7 billion

•                       £4.5 billion share purchase target for the 2006 financial year.  £4 billion expended on the share purchase programme in the 2005 financial year, reducing shares in issue by 4%

(1)                  See page 38 for definition of terms.

Arun Sarin, Chief Executive, commented:

These strong results highlight both our operational and financial strength.  We have met or exceeded all of our stated targets and significantly increased returns to shareholders.  Whilst competitive pressures are increasing, there is clear evidence that our global scale and scope is enabling us to deliver innovative customer propositions and to produce superior results.

Chief Executive’s Statement

Vodafone Group has posted a strong set of annual results, highlighting both operational and financial strength. I am pleased to report that the Group met or exceeded our stated targets on every metric.

We exceeded 12% organic growth in proportionate customers, bringing the total in our 26 markets to over 154 million by the end of the year. Following the successful launch of 3G in November, we are able to report 2.4 million registered 3G devices on our networks at the year end as our customers increasingly enjoy the benefits of enhanced services.

Organic revenue growth for the year was 6% on a statutory basis and 9% on a proportionate basis.  Particularly strong markets included the US and Spain, which both grew revenues at more than 20% year on year. In our core European markets, good performances were also recorded by Italy and Germany and the UK performed well despite a very competitive backdrop. We were disappointed with our performance in Japan, where we are working to improve further our service proposition.  We are committed to improving our competitive position in this market and are executing on a business improvement plan in the year ahead.

Many of the mobile markets in which we operate are highly penetrated and competitive pressures are increasing, with new players entering our markets. Vodafone’s response is to focus on addressing customer needs with segmented propositions. Our biggest commercial launch for the year occurred in November with the introduction of Vodafone live! with 3G. Through an end-to-end service encompassing industry leading handsets, new and exciting products and services, enhanced portal access and robust quality 3G networks, we have leveraged our unique scale and scope advantages.

Last week we introduced Vodafone Simply, to appeal to those users who want a simple, basic service. Equally important is the launch of our new roaming price plan, Vodafone Passport, which leverages our unrivalled footprint and delivers roaming tariffs that are better value for money and easier to understand.

Together with new and innovative product offerings, we see the traditional lines between mobile and fixed line communications increasingly breaking down. Given the power of mobility and the additional capacity afforded to us by 3G networks, we are pursuing many opportunities, both in the consumer and business environments, to take more minutes from fixed line networks.

The platform for Vodafone to deliver a differentiated service at the lowest cost is the driving force behind the “One Vodafone” programme. We are on track to derive significant benefits from the “One Vodafone” programme and to deliver £2.5 billion additional pre-tax operating free cash flow by the 2008 financial year.

“One Vodafone” focuses on a combination of standardising designs and processes, reducing duplication, centralising certain functions and sharing best practice. The plans are now established and work streams already well advanced, such as the roaming initiative we announced recently and service platform hosting centres that are already built in Germany and Italy.

As we indicated to you in November, we are proposing to double the final dividend for the year. This step change in dividend payout underlines our confidence in the future prospects for the Group. We were also able to complete a share purchase programme of £4 billion, reducing our shares in issue by 4%. The total return of £6.7 billion is a significant increase on the previous year and as a result Vodafone has one of the highest total return yields in the industry.

Looking forward to current financial year, we are targeting a further buyback of £4.5 billion and, having rebased dividends in the year, to grow our dividend in line with underlying earnings. The Board continues to believe that the Group’s balance sheet capacity provides Vodafone with the appropriate flexibility to consider selective acquisitions, whilst progressively increasing returns to shareholders.

Shortly we expect to complete acquisitions from the TIW Group, which will add controlled businesses in both Romania and the Czech Republic. These two businesses are an excellent geographic fit and have attractive growth prospects that, we believe, are value enhancing for our shareholders.

We live in a challenging world. However, significant opportunities exist for Vodafone to continue to deliver superior shareholder returns by executing on our strategic goals.

Arun Sarin

GROUP FINANCIAL HIGHLIGHTS

	Year ended 31 March
	2005	2004	Change %
	£m	£m	£	Organic(1)

Statutory
Turnover
- continuing operations	34,133	32,741	4	6
- discontinued operations	–	818
	34,133	33,559	2	6

Group EBITDA, before exceptional items	13,041	12,640	3	7

Total Group operating profit, before goodwill amortisation and exceptional items	10,904	10,749	1	5

Profit on ordinary activities before taxation, goodwill amortisation and exceptional items	10,300	10,035	3
Goodwill amortisation	(14,700)	(15,207)	(3)
Net exceptional items	(302)	125
Loss on ordinary activities before taxation	(4,702)	(5,047)	(7)

Loss for the financial year	(7,540)	(9,015)	(16)

Effective tax rate before goodwill amortisation and exceptional items	27.5%	30.4%

Proportionate

Turnover
- mobile telecommunications	42,762	38,157	12	9
- other operations	1,178	1,789	(34)
Less: turnover between mobile and other operations	(338)	(500)	(32)
	43,602	39,446	11	9
EBITDA before exceptional items
- mobile telecommunications	16,483	14,826	11	10
- other operations	158	288	(45)
	16,641	15,114	10	9

Mobile EBITDA margin(2)	38.5%	38.9%
Mobile EBITDA margin excluding Japan stake change(2)(3)	39.0%	38.9%

Proportionate information is presented and calculated on the basis described on page 33.

Cash flow information

Net cash inflow from operating activities	12,713	12,317	3

Free cash flow	7,847	8,521	(8)

Net debt at 31 March	(8,339)	(8,488)	(2)

Per share information	Pence	Pence

Earnings/(loss) per share
- before goodwill amortisation and exceptional items	10.41	9.10	14
- after goodwill amortisation and exceptional items	(11.39)	(13.24)	(14)

Dividends per share	4.07	2.0315	100

This results announcement contains certain information on the Group’s results and cash flows that have been derived from amounts calculated in accordance with UK Generally Accepted Accounting Principles, (“UK GAAP”), but are not themselves UK GAAP measures.  They should not be viewed in isolation as alternatives to the equivalent UK GAAP measure and should be read in conjunction with the equivalent UK GAAP measure.  Further disclosures are also provided under “Use of Non-GAAP Financial Information” on page 37.

(1)             See page 38 for definition of terms

(2)             Before exceptional items

(3)             See page 33 for a reconciliation of proportionate turnover and proportionate EBITDA, before exceptional items, excluding the impact of the Japan stake change

GROUP OPERATING HIGHLIGHTS

		Year ended / at 31 March
		2005	2004	% change

Vodafone live! – closing active devices (million)(1)(2)		30.9	6.8	354

Vodafone Mobile Connect data card
– registered cards (million)(1)		0.5	0.2	150
– including 3G/GPRS cards (million)(1)		0.3	–

Registered 3G devices (million)(1)(3)		2.4	–

Mobile voice usage (billion minutes)		170.7	154.8	10
Non-voice services as% of service revenue		17.0%	16.1%

Tangible fixed assets
–	Group additions (£ billion)	5.1	4.8	6
–	Mobile additions (£ billion)	4.9	4.6	7
–	Mobile additions as a percentage of mobile turnover	14.8%	14.4%

(1)	On a controlled venture basis
(2)

With effect from 31 December 2004, Vodafone live! active devices in Japan have been included in the closing total as the service in Japan has become aligned with the Vodafone live! experience in other countries

(3)	Includes all registered devices capable of accessing 3G data services
See page 38 for definition of terms

OUTLOOK

Please see “Forward-Looking Statements” on page 36.

For the year ending 31 March 2006(1)(“2006 financial year”)

These expectations for the 2006 financial year have been prepared on the basis of International Financial Reporting Standards (“IFRS”).  Financial information for the year ended 31 March 2005 (“2005 financial year”) under IFRS will be announced in July 2005.  These expectations do not include the impact of the proposed acquisition of interests in MobiFon in Romania and Oskar in the Czech Republic, which are subject to certain conditions.

The Group considers the organic increase in proportionate mobile revenue to be the key growth indicator.  As a result of increasing multiple SIM usage and differences in customer number measurement between mobile operators, the Group will no longer provide customer growth guidance.  The Group will, however, continue to report customer number information on a quarterly basis.

The Group expects to deliver organic growth in proportionate mobile revenue in the 6% to 9% range.  Proportionate mobile EBITDA margin is expected to be in the range of flat to 1 percentage point lower than that achieved in the 2005 financial year, after taking into account the effect of declines in interconnect rates and increased competition.

Capitalised fixed asset additions(2) are anticipated to be similar to the levels for the 2005 financial year at around £5 billion, as the Group continues the roll out of its 3G networks.

Free cash flow is expected to be in the £6.5 billion to £7.0 billion range.  This is expected to be lower than that to be reported under IFRS for the 2005 financial year as the benefit of higher operating cash flow is more than offset by:

•                                          the expectation that dividends received from Verizon Wireless will be approximately £0.7 billion lower; and

•                                          higher payments on fixed assets and tax.

Share purchases by Vodafone Group Plc are currently targeted to be approximately £4.5 billion in the financial year.  Vodafone Italy shareholders are expected to approve the re-purchase of €7.9 billion of shares in that company at a meeting on 26 May 2005.

The adjusted effective tax rate(3) is expected to be slightly higher than in the 2005 financial year.  The absence of the benefits arising in the 2005 financial year from the German reorganisation are expected to be partially offset by the part reversal of deferred tax provisions on unremitted earnings and anticipated tax settlements.  However, the adjusted effective tax rate and tax payments are subject to the resolution of open issues, planning opportunities, corporate acquisitions and disposals and changes in tax legislation.

The Group is not currently aware of any developments to IFRS accounting standards and related interpretations that would result in the reconciling items between UK GAAP and IFRS to be reported for the year ended 31 March 2005 being significantly different from those previously reported for the six months ended 30 September 2004.

The Group’s outlook statement is prepared on the basis of IFRS.  If the Group had prepared an outlook statement on the basis of UK GAAP, there would be no material differences to its expectations for proportionate mobile revenue growth and change in proportionate mobile EBITDA margin between the two bases.

Other

The section of this Preliminary Announcement press release entitled “One Vodafone” on page 17 provides additional outlook statements in relation to the expected future benefits of One Vodafone initiatives on pre-tax operating free cash flow, capital expenditure and operating expenditure.

(1)          Comparisons to the 2005 financial year are prepared on the basis of IFRS and, where appropriate, using constant exchange rates and after adjusting for business acquisitions and disposals and items not reflecting underlying business performance.

(2)          Capitalised fixed asset additions represents the aggregate of capitalised property, plant and equipment additions and capitalised software costs.

(3)          The adjusted effective tax rate is calculated excluding items not reflecting underlying business performance and reflecting the Group’s share of its associated undertakings tax on profit on ordinary activities as a component of the total tax charge and not as a deduction from the share of results in associated undertakings which is included in profit on ordinary activities before taxation.

BUSINESS REVIEW

		Year ended 31 March
		2005	2004(4)	% change
		£m	£m	£	Organic

Turnover	Mobile telecommunications
	- Total service revenue	29,322	28,249	4	5
	- Other revenue(1)	3,862	3,666	5
		33,184	31,915	4	5
	Other operations	1,108	2,128	(48)
	Less: turnover between mobile and other operations	(159)	(484)	(67)
		34,133	33,559	2	6

Total Group operating	Mobile telecommunications	10,875	10,729	1	4
profit/(loss)(2)(3)	Other operations	29	20	45
		10,904	10,749	1	5
Goodwill amortisation		(14,700)	(15,207)	(3)
Exceptional operating items		(315)	228
Total Group operating loss		(4,111)	(4,230)	(3)

Mobile telecommunications

Trading results	Voice services	24,349	23,708	3
	Non-voice services	4,973	4,541	10
	Total service revenue	29,322	28,249	4	5
	Net other revenue(1)	557	512	9
	Interconnect costs	(4,311)	(4,137)	4
	Other direct costs	(1,975)	(2,004)	(1)
	Net acquisition costs(1)	(2,051)	(1,897)	8
	Net retention costs(1)	(1,914)	(1,638)	17
	Payroll(2)	(2,091)	(2,016)	4
	Other operating expenses(2)	(4,693)	(4,802)	(2)
	EBITDA(2)	12,844	12,267	5	6
	Depreciation and amortisation(3)	(4,971)	(4,197)	18
	Share of operating profit in associated undertakings(2)(3)	3,002	2,659	13
	Total Group operating profit(2)(3)	10,875	10,729	1	4

(1)

Turnover for the mobile telecommunications (“mobile”) business includes revenue of £3,305 million (2004: £3,154 million) which has been deducted from acquisition and retention costs and excluded from other revenue in the trading results

(2)				Before exceptional items
(3)				Before goodwill amortisation
(4)

Consistent with the presentation adopted for the interim results for the six months ended 30 September 2004, the Group has amended its segmental disclosure of turnover to a gross of intercompany turnover basis, rather than a net of intercompany turnover basis as previously disclosed, in order to facilitate analysis of the performance of the Group and as part of the Group’s preparations for the introduction of IFRS. There is no impact on total Group turnover, which continues to be stated on a net of intercompany turnover basis. In addition, a more detailed analysis of the trading results of the Group’s mobile business and certain key markets has been provided, on a basis consistent with internal measures, to facilitate management’s discussion of the results

See page 38 for definition of terms

GROUP RESULTS

Turnover increased by 2% to £34,133 million in the year ended 31 March 2005, comprising organic growth of 6%, offset by unfavourable movements in exchange rates of 2% and the net effect of acquisitions and disposals, principally the disposal of Japan Telecom, of 2%.  The foreign exchange impact primarily arose due to the relative strength of sterling in the first half of the financial year compared to the prior period, partially offset by a relative weakening in the second half.

Before goodwill amortisation and exceptional items, total Group operating profit increased by 1% to £10,904 million, with underlying organic growth of 5%, broadly in line with the growth in turnover.  Unfavourable exchange rate movements represented 3% of the difference between reported and organic growth, whilst acquisitions and disposals reduced reported growth by a further 1%.

After goodwill amortisation and exceptional items, the Group reported a total operating loss of £4,111 million, compared with a loss of £4,230 million for the prior year.  The charges for goodwill amortisation, which do not affect the cash flows of the Group or the ability of the Company to pay dividends, fell by 3% to £14,700 million, principally as a result of the impact of foreign exchange movements.  Following the Group’s transition to IFRS in the 2006 financial year, no goodwill amortisation charges will be incurred.  Exceptional operating items moved from a £228 million net credit in the prior financial year, due principally to expected recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy, to a £315 million charge in the 2005 financial year due to an impairment of the carrying value of the goodwill relating to Vodafone Sweden.

MOBILE TELECOMMUNICATIONS RESULTS

Turnover

Turnover in the mobile business increased by 4%, or 5% on an organic basis, for the year ended 31 March 2005.  The increase in turnover was driven principally by organic service revenue growth, at constant exchange rates, of 5%, which improved principally as a result of a 9% increase in the Group’s average controlled customer base and 10% growth in total voice usage compared to the prior year, offset by the effect of regulatory and competitive pressures on pricing and the increase in the proportion of prepaid customers across the Group.

Voice revenue improved by 4% on an organic basis, following an increase in voice usage, partially offset by tariff reductions due to increased competition and lower termination rates.

Non-voice service revenue increased to £4,973 million for the year ended 31 March 2005, or by 11% on an organic basis.  Messaging revenue continued to represent the largest component of non-voice revenue at £3,589 million for the financial year, a 7% increase over the previous financial year.  Non-messaging data revenue increased by 17% to £1,384 million as the Group continued to drive adoption of consumer services, such as Vodafone live! and Vodafone live! with 3G, and business offerings, including the Vodafone Mobile Connect data card and BlackBerry® from Vodafone.  Japan generates the highest level of non-messaging data revenue in the Group and, following the loss of higher value customers and an increased proportion of prepaid customers with access to only basic data services, its non-messaging data revenue reduced by 7% to £816 million in the 2005 financial year.

Other revenue increased to £3,862 million, principally due to growth in revenue related to acquisition and retention activities to £3,305 million, being 7% on an organic basis.  The increase has arisen principally from higher levels of gross additions and upgrades in the year, partially offset by a reduction in the average handset sales price.

Group operating profit before goodwill amortisation and exceptional items

Total Group operating profit, before goodwill amortisation and exceptional items, increased by 1% to £10,875 million, comprising organic growth of 4% offset by unfavourable exchange rate movements, particularly the strengthening of sterling against the euro and the US dollar.

Acquisition and retention costs, net of attributable revenue, increased by 12% to £3,965 million.  The increase was primarily driven by higher customer growth in the UK and Spain and increased investment in retention activities in the UK and Japan.  Other operating expenses as a percentage of service revenue reduced from 17.0% to 16.0% as the Group continued to realise cost efficiencies, particularly in network and IT costs.

Depreciation and licence amortisation charges increased by 18% following the commencement of 3G services in a number of the Group’s controlled mobile businesses.  Licence amortisation amounted to £412 million in the year compared to £98 million in the prior year.

The Group’s share of operating profit, before goodwill amortisation and exceptional items, in associated undertakings grew strongly, primarily due to growth at Verizon Wireless in the US.

MOBILE TELECOMMUNICATIONS – REVIEW OF OPERATIONS

In October 2004, the Group announced changes to the regional structure of its operations, effective from 1 January 2005.  The following results are presented in accordance with the new regional structure.

GERMANY

Financial highlights		Year ended 31 March
		2005	2004	% change
		£m	£m	£	€

Turnover(1)		5,684	5,536	3	5

Trading results	Voice services	4,358	4,254	2	4
	Non-voice services	962	895	7	9
	Total service revenue	5,320	5,149	3	5
	Net other revenue(1)	122	155	(21)	(20)
	Interconnect costs	(734)	(725)	1	3
	Other direct costs	(314)	(334)	(6)	(4)
	Net acquisition costs(1)	(348)	(367)	(5)	(3)
	Net retention costs(1)	(330)	(321)	3	5
	Payroll	(409)	(390)	5	7
	Other operating expenses	(668)	(675)	(1)	1
	EBITDA	2,639	2,492	6	8
	Depreciation and amortisation(2)	(976)	(751)	30	32
	Total Group operating profit(2)	1,663	1,741	(4)	(3)

	EBITDA margin	46.4%	45.0%

KPIs	Closing Customers (‘000)	27,223	25,012		9
	Average monthly ARPU	€24.9	€25.9		(4)

(1)				Turnover includes revenue of £242 million (2004: £232 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results
(2)				Before goodwill amortisation
See page 38 for definition of terms

Vodafone has built on its strong position in the German mobile market following the successful launch of 3G services.  The EBITDA margin improved compared to the previous year and continues to represent the highest of all mobile network operators.

A 9% growth in the average customer base compared to the prior year was the main driver of the 5% increase in service revenue in local currency.  Customer growth was strong as a result of successful and competitively priced, but low subsidy, offerings which had a dilutive effect on ARPU.  The offerings included partner cards, which offer a second SIM card without a handset to contract customers at a low monthly cost to the customer, and SIM only prepaid promotions, which attracted a substantial proportion of prepaid customers in the second half of the financial year.  ARPU, and consequently service revenue growth, in the second half of the financial year was also impacted by a reduction in the mobile call termination rate from 14.3 eurocents to 13.2 eurocents in December 2004.  A further cut to 11.0 eurocents in December 2005 has also been agreed with Deutsche Telekom.

Non-voice service revenue increased due to the success of non-messaging data offerings, the revenue from which increased by 85% in local currency to £163 million.  In the consumer segment, the number of Vodafone live! active devices increased by 105% over the financial year to 4,845,000 at 31 March 2005 and, in the business segment, there were strong sales of Vodafone Mobile Connect 3G/GPRS data cards.  Demonstrating Vodafone’s lead in the 3G market in Germany, there were 358,000 registered 3G devices at 31 March 2005.

Cost control facilitated the improvement in the EBITDA margin by 1.4 percentage points over the prior year to 46.4%.  A higher proportion of prepaid additions, particularly in the second half of the financial year, and lower contract subsidies led to net acquisition costs decreasing by 3% in local currency in spite of an 8% increase in gross customer additions.  Lower loyalty scheme costs were offset by higher upgrade costs, particularly in the second half of the financial year following increased activity through indirect channels, and consequently net retention costs increased by 5%.  Other operating expenses and direct costs remained relatively stable compared to the prior year.

The commencement of depreciation and amortisation on the 3G network and licence, following launch of services in the second half of the previous financial year, reduced operating profit before goodwill amortisation, with licence amortisation contributing to the largest share of this reduction.

ITALY

Financial highlights		Year ended 31 March
		2005	2004	% change
		£m	£m	£	€

Turnover(1)		5,565	5,312	5	7

Trading results	Voice services	4,548	4,380	4	6
	Non-voice services	780	669	17	19
	Total service revenue	5,328	5,049	6	7
	Net other revenue(1)	19	13	46	38
	Interconnect costs	(913)	(874)	4	6
	Other direct costs(3)	(302)	(306)	(1)	–
	Net acquisition costs(1)	(93)	(76)	22	23
	Net retention costs(1)	(97)	(64)	52	55
	Payroll	(323)	(301)	7	10
	Other operating expenses	(659)	(646)	2	4
	EBITDA	2,960)	2,795	6	8
	Depreciation and amortisation(2)	(703)	(652)	8	10
	Total Group operating profit(2)(3)	2,257	2,143	5	7

	EBITDA margin	53.2%	52.6%

KPIs	Closing Customers (‘000)	22,502	21,137		6
	Average monthly ARPU	€29.9	€30.1		(1)

(1) Turnover includes revenue of £218 million (2004: £250 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results
(2) Before goodwill amortisation
(3) Before exceptional items
See page 38 for definition of terms

Vodafone continued to perform robustly in Italy despite aggressive competition, through strong market positioning driven by innovative promotions and a focus on high value customers, through targeted retention initiatives.  Notwithstanding market penetration levels of over 100%, driven by the effect of customers having more than one SIM and increased competition, Vodafone had good customer growth, with gross additions higher than in the previous year, and only a slight increase in churn to 17.2%.

Total turnover grew by 7%, when measured in local currency, reflecting the rise in service revenue that was driven by an 8% increase in the average customer base.  ARPU remained stable despite a slight reduction in activity levels. Strong promotional campaigns, such as fixed price phone calls for voice users or unlimited text messaging, after paying for the first text message per day, in return for up front subscription fees, significantly stimulated usage, with minutes of use increasing by 12% and the number of text messages sent increasing by 11%.

Non-voice service revenue grew by 19%, with revenue from non-messaging data offerings increasing to £87 million, representing an 85% increase in local currency.  Vodafone live! active devices increased by 169% to 2,751,000 at 31 March 2005.  In the business segment, Vodafone continued to increase its market share, with a 10% growth in the customer base and continuing net inflow of customers through mobile number portability.  Strong revenue growth for this segment was supported by a higher proportion of non-voice service revenue, partially driven by sales of Vodafone Mobile Connect data cards.

Following the successful launch of consumer 3G services in November 2004, customers had registered 665,000 3G devices on Vodafone’s network by the end of the financial year.

The EBITDA margin grew by 0.6 percentage points to 53.2% and remained the highest of the Group’s European operations, despite competitive pressure following new market entrants offering high subsidies.  A lower proportion of direct and other operating costs more than offset increased targeted retention investments. Operating profit, before goodwill amortisation and exceptional items, was impacted by higher depreciation and licence amortisation charges.

UNITED KINGDOM

Financial highlights		Year ended 31 March
		2005	2004	% change
		£m	£m

Turnover(1)		5,065	4,782	6

Trading results	Voice services	3,672	3,522	4
	Non-voice services	826	674	23
	Total service revenue	4,498	4,196	7
	Net other revenue(1)	177	146	21
	Interconnect costs	(771)	(752)	3
	Other direct costs	(367)	(325)	13
	Net acquisition costs(1)	(388)	(333)	17
	Net retention costs(1)	(391)	(321)	22
	Payroll(3)	(389)	(387)	1
	Other operating expenses(3)	(657)	(616)	7
	EBITDA(3)	1,712	1,608	6
	Depreciation and amortisation(2)	(737)	(510)	45
	Total Group operating profit(2)(3)	975	1,098	(11)

	EBITDA margin	33.8%	33.6%

KPIs	Closing Customers (‘000)	15,324	14,095	9
	Average monthly ARPU	£25.5	£25.8	(1)

(1) Turnover includes revenue of £390 million (2004: £440 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results
(2) Before goodwill amortisation
(3) Before exceptional items
See page 38 for definition of terms

In an intensively competitive market, Vodafone achieved growth in the customer base and revenue whilst maintaining EBITDA margin through the execution of a structured plan to drive revenue and tighten control of operating expenses.

Turnover increased by 6%, comprising underlying growth of 1% and growth of 5% attributable to the acquisition of a number of service providers in the prior year, including Singlepoint (4U) Limited.  Service revenue rose by 7%, driven by an 8% increase in the average customer base over the prior financial year.  ARPU was broadly stable for the financial year, with increases in non-voice service revenue and the impact of service provider acquisitions being offset by termination rate cuts and reduced activity levels. From 1 September 2004, Vodafone, along with other UK mobile network operators, excluding the third generation operator, reduced termination rates by approximately 30%, impacting service revenue in the second half of the financial year.  The impact of the termination rate cut was to reduce service revenue for the financial year by 3 percentage points.

Increased acquisition and retention activity and the success of new tariffs and services, especially those targeted at corporate and business segments, drove customer growth in the financial year.  Contract churn improved from 24.9% for the year ended 31 March 2004 to 22.7% for the year ended 31 March 2005, although blended churn of 29.7% was in line with the previous year.  In addition, total customer activity levels fell from 91% at 31 March 2004 to 89% at 31 March 2005, reflecting higher levels of prepaid customer self upgrades, consistent with market trends. In the first half of the financial year, an agreement was reached to provide wholesale services to BT and at 31 March 2005, 119,000 BT customers, reported as one registered customer, were connected to the Vodafone network under this agreement.

Non-voice service revenue grew by 23%, with non-messaging data revenue increasing by 81% to £142 million, mainly due to the success of service offerings such as Vodafone live!, Vodafone Mobile Connect data cards and BlackBerry from Vodafone.  At 31 March 2005, the number of Vodafone live! active devices rose to 3,443,000.  In the business segment, there were strong sales of Vodafone Mobile Connect 3G/GPRS data cards.

The EBITDA margin was 33.8% for the year ended 31 March 2005, slightly up on the prior year as increased investment in acquisition and retention activity was offset by a relative reduction in interconnect costs following the cut in termination rates and operational efficiencies from the execution of the structured plan announced in the prior financial year.  The key elements of this plan are to sustainably differentiate and segment the customer base allowing more effective targeted marketing and to drive lower costs whilst positioning the organisation for the future.  Under the drive to lower costs, Vodafone has continued to consolidate call centres, simplify its network and IT platforms and reduce support costs.

Net other revenue and other direct costs both increased as a result of non-Vodafone customers acquired as part of service provider acquisitions in the prior year.  Other direct costs increased further due to higher content costs associated with the increased data revenue.  Operating profit before goodwill amortisation and exceptional items was impacted by the factors above and by an increase in both depreciation and licence amortisation charges, primarily due to the commencement of 3G services towards the end of the previous financial year.

Recent independently-audited tests have shown that Vodafone has the best call success rate of all mobile networks in Britain.

OTHER EUROPE, MIDDLE EAST AND AFRICA

Financial highlights		Year ended 31 March
		2005	2004	% change
		£m	£m	£	€

Turnover	Spain	3,261	2,686	21	24
	Other EMEA	5,402	4,983	8
	Less: intra-segment turnover	(49)	(42)	17
		8,614	7,627	13

Total Group	Spain	775	703	10	12
operating profit(2)(3)	Other EMEA	2,608	2,439	7
		3,383	3,142	8

Spain

Trading results	Voice services	2,558	2,191	17	19
	Non-voice services	405	282	44	46
	Total service revenue	2,963	2,473	20	22
	Other revenue(1)	2	3	(33)	(22)
	Interconnect costs	(540)	(477)	13	15
	Net other direct costs	(263)	(201)	31	33
	Net acquisition costs(1)	(246)	(146)	68	71
	Net retention costs(1)	(172)	(137)	26	27
	Payroll	(138)	(146)	(5)	(3)
	Other operating expenses	(473)	(393)	20	22
	EBITDA	1,133	976	16	18
	Depreciation and amortisation(2)	(358)	(273)	31	33
	Total Group operating profit(2)	775	703	10	12

	EBITDA margin	34.7%	36.3%

KPIs	Closing Customers (‘000)	11,472	9,705		18
	Average monthly ARPU	€34.5	€31.4		10

(1) Turnover for Spain includes revenue of £296 million (2004: £210 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results
(2) Before goodwill amortisation
(3) Before exceptional items
See page 38 for definition of terms

Spain

In Spain, Vodafone continued to deliver strong growth throughout the year.  A focus on acquiring high value customers, targeted promotions encouraging increased usage and improved customer satisfaction contributed to local currency service revenue growth of over 20%, despite a reduction in termination rates of 10.5% on 1 November 2004 required by the regulator.

In local currency, turnover increased by 24%, due principally to a 22% increase in service revenue.  A successful customer acquisition strategy, including a focus on customers transferring from other operators, led to an 11% increase in the average customer base.  Loyalty programmes and promotional activity resulted in a reduction in churn levels from 23.6% for the year ended 31 March 2004 to 21.9% for the 2005 financial year.  An ongoing marketing campaign encouraging customers to switch from prepaid to contract contributed to the proportion of contract customers rising from 43% at 31 March 2004 to 47% at 31 March 2005.  This, along with usage stimulation promotions and initiatives, has resulted in a 10% increase in ARPU.

Non-voice service revenue for the year increased by 46%, with messaging remaining the principal driver of the increase.  Text messaging volumes increased 27% year on year, primarily due to promotions stimulating increased messaging per customer.  The success of service offerings such as Vodafone live! and Vodafone Mobile Connect data cards led to non-messaging data revenue increasing by 201% in local currency to £65 million.  The number of Vodafone live! active devices rose to 2,992,000.

Strong growth in customer additions, principally in the first half of the year relative to the previous financial year, and the increased proportion of new contract customers, led to increased acquisition costs and contributed to the reduction in the EBITDA margin of 1.6 percentage points to 34.7%.  Interconnect costs increased due to higher usage offset by the impact of the termination rate cut in November and promotions in the second half of the year focusing on calls to other Vodafone and fixed-line numbers which incur relatively lower interconnect costs.  Operating profit before goodwill amortisation was impacted by the increased acquisition costs and the rise in depreciation and amortisation charges mainly due to the commencement of 3G services.

Other EMEA subsidiaries

Controlled venture customers for the Group’s operations in the Other EMEA region, other than Spain, increased by 12% in the year to 31 March 2005.

Turnover increased by 8%, with the primary driver being an 8% increase in service revenue, as a result of the 12% higher average controlled venture customer base, partially offset by cuts in termination rates across the region.  Non-voice service revenue grew strongly over the prior financial year to represent 13.2% of service revenue for the year ended 31 March 2005.  In Greece, local currency service revenue grew by 14% due to a 4% increase in the average customer base, higher voice usage and a strong rise in non-voice service revenue.  Visitor revenue also increased due to a national roaming agreement with Greece’s fourth mobile operator and high usage during the Olympic Games.  Service revenue growth in Portugal was 11% in local currency, driven by a 7% increase in the average customer base and good improvements in non-voice revenue and visitor revenue, due in part to the UEFA Euro 2004 football tournament and a particularly strong start in 3G, partially offset by lower termination rates.  Service revenue in Ireland increased by 10%, in local currency, primarily as a result of additional voice usage.  Intense competition restricted growth in local currency service revenue in the Netherlands to 1% and contributed to a 4% decline in Sweden.

Operating profit before goodwill amortisation increased by 7% over the prior financial year, following increased turnover partially offset by higher depreciation charges, primarily due to the launch of 3G services.

On 12 January 2005, the Group completed the acquisition of the remaining 7.2% shareholding in Vodafone Hungary from Antenna Hungaria Rt. with the effect that Vodafone Hungary became a wholly-owned subsidiary of the Group.  On 26 January 2005, Telecom Egypt acquired a 16.9% stake in Vodafone Egypt from the Group, reducing the Group’s controlling stake to 50.1%.  The transaction followed the completion of an agreement with the Egyptian Government for the purchase of additional spectrum.

EMEA associates

Associates in EMEA increased their average customer bases by 20% in the year, with particularly strong growth in markets with relatively low penetration rates such as those in Eastern Europe and Africa.  This customer growth generated an increase in operating profit before goodwill amortisation of 6%.

SFR, the Group’s associated undertaking in France, reported strong growth in revenue and operating profit before goodwill amortisation, principally as a result of a 9% increase in average customers compared to the prior year.  Usage of both voice and non-voice services grew in the period and SFR had a total of 2.6 million Vodafone live! customers at 31 March 2005.  SFR launched the Vodafone Mobile Connect 3G/GPRS data card in May 2004 and Vodafone live! with 3G in November 2004 and it also markets BlackBerry from Vodafone products.

Vodacom continued to grow both in South Africa and internationally through its interests in the Democratic Republic of the Congo, Lesotho, Mozambique and Tanzania.  Venture customers at 31 March 2005 totalled 15,482,000, an increase of 5,757,000 over the previous year, including 2,645,000 customers in Vodacom’s international interests which were previously excluded from the Group’s reported customer base.  In April 2005, Vodacom launched Vodafone live! with 3G in South Africa, building on the successful launch of the Vodafone Mobile Connect 3G/GPRS data card in December 2004.

AMERICAS

Financial highlights		Year ended 31 March
		2005	2004	% change
		£m	£m	£	$

Total Group operating	Verizon Wireless	1,647	1,406	17	28
profit/(loss)(1)	Other Americas	–	(13)
		1,647	1,393	18

Verizon Wireless

Proportionate turnover		6,884	6,111	13	23

Proportionate EBITDA margin		37.3%	35.9%

KPIs	Closing customers (‘000)	45,452	38,909		17
	Average monthly ARPU	$52.4	$50.3		4
	Acquisition and retention costs as a percentage of service revenue	12.9%	13.4%

(1) Before goodwill amortisation See page 38 for definition of terms

Verizon Wireless

In a highly competitive US market, Verizon Wireless continued to outperform its competitors, ranking first in customer net additions for the year ended 31 March 2005.  The total customer base increased by 17% in the financial year to 45,452,000 at 31 March 2005.  At 31 December 2004, US market penetration reached approximately 63%, with Verizon Wireless’ market share at approximately 24%.

In local currency, proportionate turnover increased by 23%, driven by the larger customer base and an increase in ARPU.  ARPU growth was generated primarily by customers migrating to higher access price plans as well as growth in data products, with data revenue increasing 131% over last year and representing 5.0% of service revenue in the year.

Churn rates are amongst the lowest in the US wireless industry and have continued to improve, falling from 20.5% in the prior financial year to 17.2%.  The low churn rate is attributable in part to the quality and coverage of Verizon Wireless’ network and the success of retention programmes such as the ‘Worry Free Guarantee®’, which includes the ‘New Every Two®’ plan.

The EBITDA margin increased from 35.9% last year to 37.3%, which reflects increased ARPU and further cost efficiencies.  Verizon Wireless has achieved sustained cost containment, including the reduction of interconnection and leased line rates as well as other operating expense efficiencies.  In local currency, the Group’s share of Verizon Wireless’ operating profit before goodwill amortisation increased by 28%.

Verizon Wireless launched V CASTSM, the first wireless consumer multimedia broadband service in the US, in February 2005 and BroadbandAccess, a data card product providing wide area broadband computer connectivity, in October 2003.  Both of these broadband offerings are delivered over Verizon Wireless’ Evolution-Data Optimized wide-area network which reached a population of 75 million people at 31 December 2004 and has been growing steadily, with the intention to cover 150 million people by the end of 2005.

Vodafone and Verizon Wireless are engaged in a number of joint projects to bring global services to their customers. Global Phone, which was launched last year, is the first device to incorporate CDMA and GSM technology and allows Verizon Wireless customers to use their phone in more than 100 countries.  An additional joint project enabled Verizon Wireless customers to send text messages internationally to customers of participating GSM carriers.  Vodafone and Verizon Wireless have also signed joint contracts with key media companies for their content and have several initiatives underway to further improve their service to multinational corporations.

Verizon Wireless has recently substantially strengthened its spectrum position with the closing of the purchase of several key spectrum licences, including licences from NextWave and Qwest and its participation in the FCC’s Auction 58, which ended in February 2005.

ASIA PACIFIC

Financial highlights		Year ended 31 March
		2005	2004	%change
		£m	£m	£	¥

Turnover	Japan(1)	7,396	7,850	(6)	(2)
	Other Asia Pacific	1,142	1,052	9
	Less: intra-segment turnover	(7)	(6)	17
		8,531	8,896	(4)

Total Group	Japan	758	1,045	(27)	(25)
operating profit(2)	Other Asia Pacific(3)	192	167	15
		950	1,212	(22)

Japan

Trading results	Voice services	4,404	4,790	(8)	(4)
	Non-voice services	1,206	1,350	(11)	(7)
	Total service revenue	5,610	6,140	(9)	(5)
	Net other revenue(1)	21	20	5	9
	Interconnect costs	(482)	(519)	(7)	(4)
	Other direct costs	(251)	(414)	(39)	(37)
	Net acquisition costs(1)	(641)	(677)	(5)	(2)
	Net retention costs(1)	(716)	(607)	18	23
	Payroll	(186)	(186)	–	4
	Other operating expenses	(1,380)	(1,519)	(9)	(5)
	EBITDA	1,975	2,238	(12)	(8)
	Depreciation and amortisation(2)	(1,217)	(1,193)	2	6
	Total Group operating profit(2)	758	1,045	(27)	(25)

	EBITDA margin	26.7%	28.5%

KPIs	Closing Customers (‘000)	15,041	14,951		1
	Monthly average ARPU	¥6,148	¥6,725		(9)

(1) Turnover for Japan includes revenue of £1,765 million (2004: £1,690 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results
(2) Before goodwill amortisation
(3) Before exceptional items
See page 38 for definition of terms

Japan

Vodafone continues to encounter difficult market conditions in Japan due to the strength of competitor offerings, specifically in 3G customer propositions.  A recent strengthening of the management team and the ongoing transformation plan are intended to improve Vodafone’s competitive position and financial performance over the mid to long term.

Local currency turnover for the year ended 31 March 2005 fell marginally compared to the prior year, with a 5% decrease in service revenue partially offset by an increase in equipment and other revenue.  Service revenue declined following a reduction in ARPU, partially offset by an increase in the average customer base.

The ARPU erosion was caused by the loss of higher value customers, through the lack of a competitive 3G offering during the financial year, together with the adverse impact of lower termination charges caused by changes to the regulatory environment from 1 April 2004 and a total ban on using mobile phones whilst driving from 1 November 2004.

The average customer base grew 4% over the financial year, although market share declined from 18.4% at 31 March 2004 to 17.3% at 31 March 2005.  Prepaid customers comprised 11% of closing customers, up from 9% at 31 March 2004.  By 31 March 2005, Vodafone had 798,000 devices registered to use 3G data services in Japan.

Non-voice service revenue decreased by 7% over the comparative period, primarily due to the loss of higher value customers, who generally use more data services, and the increased proportion of prepaid customers, who can only access basic data services.  A new flat rate data tariff for 3G customers was introduced in the winter and is anticipated to improve the competitiveness of the data proposition.

EBITDA margin fell by 1.8 percentage points to 26.7% for the year ended 31 March 2005, principally due to the ARPU dilution, the continued focus on customer retention and the migration of existing customers to 3G service offerings.  The impact of these issues has been partially offset by a decrease in other direct costs due to a lower provision for slow moving handset stocks in the year ended 31 March 2005, and other operational efficiencies.  The increase in payroll costs was largely due to one-off charges of approximately £25 million associated with a voluntary redundancy programme in the first half of the financial year, which was part of the transformation plan noted below, offset by lower ongoing costs in the second half of the financial year.  Operating profit was impacted by increased depreciation charges following 3G network roll out and the disposal of assets in relation to the integration of regional systems.

During the financial year, Japan completed the majority of the consolidation of its regional structure, with the integration of key business systems now complete.  The integration of billing and IT systems is a longer term, and more complex project and is ongoing.  Overall, Japan has improved its cost structure through reductions in general overheads and the effective utilisation of dark fibre.

The Group has strengthened its management team in Japan through the appointment of Shiro Tsuda and Bill Morrow during the year.  Formerly Senior Executive Vice President at NTT DoCoMo, Inc., Shiro Tsuda brings considerable experience of the mobile telecommunications industry, together with an extensive knowledge of the Japanese business and consumer markets.  Bill Morrow has gained significant experience through various global leadership positions within the Vodafone Group for the last eight years and was formerly President of Japan Telecom.

In the year ending 31 March 2006, management will focus on enhancing customer satisfaction, through an improved handset portfolio, targeted new product offerings, improvements in both network coverage and capacity and a renewed focus on business customers.  In addition, cost reductions are expected through leveraging the Group’s global scale and scope.  With these measures it is hoped that Vodafone will be more agile and commercially driven when facing mobile number portability in the Japanese market in the next financial year.

In the first half of the year, the Group increased its effective shareholding in Vodafone K.K. to 98.2% and its stake in Vodafone Holdings K.K. to 96.1% for a total consideration of £2.4 billion.  On 1 October 2004, the merger of Vodafone K.K. and Vodafone Holdings K.K. was completed, resulting in the Group holding a 97.7% stake in the merged company, Vodafone K.K.

Other Asia Pacific subsidiaries

In the Australian market, value promotions and strategic changes in the tariff structures led to Vodafone increasing market share, turnover and profitability.  ARPU also increased, despite falling prices, due to increased usage.  In August 2004, Vodafone announced an agreement with another Australian telecommunications carrier to share 3G network equipment to reduce the total cost of ownership of the 3G network and increase speed to market.  This is expected to lead to the launch of 3G services in October 2005.

In New Zealand, turnover and market share improved over the year as a result of enhanced customer propositions.  The EBITDA margin also increased as reduced equipment costs offset the effect of increased interconnection costs as the proportion of activity to non-Vodafone networks increased.  The launch of a high speed network upgrade by competitors in the second half of the financial year has intensified competition in the market.  Vodafone is expected to launch 3G services in July 2005.

Other Asia Pacific

China Mobile, in which the Group has a 3.27% stake, and which is accounted for as an investment, grew its customer base by 42% over the year to 213,874,000 at 31 March 2005, including 26,831,000 customers added as a result of acquisitions.  Dividends totalling £18 million were received from China Mobile during the year.

Changes to the regional structure

From 1 April 2005, Vodafone Japan reports directly to the Chief Executive whilst the Group’s other operations in Asia Pacific form part of an extended Other Europe, Middle East and Africa region, which will in future be referred to as Other Mobile Operations.

OTHER OPERATIONS

Financial highlights		Year ended 31 March
		2005	2004	% change
		£m	£m

Turnover	Germany	1,108	1,002	11
	Asia Pacific	–	1,126
		1,108	2,128	(48)

Total Group operating	Germany	66	(58)
profit/(loss)(1)	Other EMEA	(37)	(1)
	Asia Pacific	–	79
		29	20	45

(1)	Before goodwill amortisation

The Group’s other operations comprise interests in fixed line telecommunications businesses in Germany (Arcor) and France (Cegetel).

Germany

In local currency, Arcor’s turnover increased by 14%, primarily due to customer and usage growth, partially offset by tariff decreases in a competitive market.  Arcor strengthened its position as the main competitor to the incumbent fixed line market leader during the year, growing contract ISDN voice (direct access) customers by 83% to 712,000 and contract DSL (broadband internet) customers by 169% to 455,000 in the year ended 31 March 2005.  Market share in the fast growing broadband and direct access markets more than doubled in the year to 7% and 6%, respectively.  Revenue growth and further cost efficiencies generated a significantly improved EBITDA margin and increased cash flow.

Other EMEA

The Group’s associated undertaking, Cegetel, focused on increasing its share of the fast growing DSL market, growing its DSL customer base by 566,000 to 841,000 in the year, which has led to higher acquisition costs and adversely impacted operating profit.

Asia Pacific

The Group disposed of its interests in Japan Telecom during the previous financial year and ceased consolidating the results of this business from 1 October 2003.

Global Services

One Vodafone

The One Vodafone initiatives are targeted at achieving £2.5 billion of annual pre-tax operating free cash flow improvements in the Group’s controlled mobile businesses by the year ending 31 March 2008 (“2008 financial year”).  The Group also expects mobile capital expenditure in the 2008 financial year to be 10% of mobile revenue as a result of the initiatives.  These targets, and the analysis below, have been prepared on the basis of UK GAAP.

Cost initiatives are anticipated to generate improvements of £1.4 billion, with a further £1.1 billion from revenue initiatives.  Of the £1.4 billion of cost savings, £1.1 billion relates to savings in operating expenses, being payroll and other operating expenses, and tangible fixed asset additions.  The remaining cost saving, of £0.3 billion, relates to handset procurement activities.  The Group expects that, in the 2008 financial year, the aggregate of mobile operating expenses and tangible fixed asset additions will be broadly similar to those for the year ended 31 March 2004, assuming no significant changes in exchange rates and after adjusting for acquisitions and disposals.

Revenue enhancement initiatives are expected to deliver benefits equivalent to at least 1% additional revenue market share for the Group’s controlled mobile businesses in the 2008 financial year compared with the 2005 financial year.  The Group will measure the revenue benefits in its five principal controlled markets compared to its established competitors.  Incremental pre-tax operating free cash flow of £1.1 billion per annum is anticipated from these benefits, with the majority expected to be derived from enhanced handset offerings in addition to improved customer management and roaming.

The One Vodafone programme continues to make progress in delivering the benefits of global scale and scope to the Group.  Activity in the 2005 financial year has been to establish the internal structure, organisation and detailed plans for each area to deliver the One Vodafone targets.  The programme has focused on the following six key initiatives:

•       The Group’s aim for the network and supply chain management initiative is to exploit the benefits of the Group’s scale beyond the current centralised supply chain.  Harmonisation of network design and planning along with standardisation of network equipment specifications across suppliers is expected to reduce maintenance costs and increase purchasing options.  Sharing of best practice across operating companies has already led to cost savings from the replacement of leased lines with owned fixed optical fibre capacity and microwave links.

•       The service delivery platform initiative is aimed at consolidating European development and operations.  Hosting centres in Germany and Italy are already operational and the Group’s European mobile operating subsidiaries are expected to begin migrating their service delivery platforms over the next 18 months.  Development activities are to be consolidated into Germany, Italy, the UK and the US.

•       The Group has focused its plans for information technology delivery on the development of a roadmap towards the consolidation of billing and customer relationship management systems.  This is expected to be a longer term project and is expected to deliver benefits over a number of years.  A key theme is the identification of best practice and implementing this across existing systems.

•       The development of an end-to-end terminals delivery process from initial design to delivery to customer, incorporating benefits from greater volumes of customised handsets, is intended to reduce time to market, through consolidation of platforms and streamlined testing programmes and to generate cost savings.  These savings are expected to arise primarily from standardised handsets and accessories, through better management of volumes across Europe and efficiencies in logistics.  The availability of a common portfolio of 3G handsets following the launch of Vodafone live! with 3G in November 2004 is an early example of success.

•       The customer management initiative aims to implement consistent segment and value based customer management across the Group to improve customer retention and satisfaction and, therefore, reduce churn.

•       Finally, providing Vodafone’s customers with better value when they travel abroad, as well as generating the best value inter-operator tariffs for the Group, are the key goals of the roaming initiative.  The Group also expects to centralise certain support activities for roaming.  The launch of the Vodafone Travel Promise in May 2005 is a key step in delivering better value for our customers when travelling abroad.

The objective for the 2006 financial year is to begin implementation of these plans and deliver benefits in each area, although some initiatives will be more advanced than others.  Significant benefits are expected in the 2007 financial year, with the full targets expected to be met in the 2008 financial year.

Vodafone live!

Vodafone live!, the Group’s integrated communications and multimedia proposition, initially launched in October 2002, has continued to grow strongly.  The proposition, targeted primarily at the young adult (“young active fun”) segment, has been launched in six new markets since 31 March 2004, bringing the total number of countries now offering Vodafone live! to 22, comprising 15 controlled networks, 4 of the Group’s associated companies and 3 Partner Networks.  New markets added in the 2005 financial year include Malta, Austria, Belgium, Croatia and Slovenia.  There were 30.9 million Vodafone live! active devices, including 12.8 million in Japan, on controlled networks at 31 March 2005, with an additional 3.2 million devices connected in the Group’s associated companies.

The Group has continued to develop its Vodafone live! proposition by offering a new range of services, content, handsets and tariffs.  The design of the Vodafone live! portal, through which customers can access a range of online services – games, ringtones, news, sports and information – has been enhanced and an improved search function has made it easier for customers to find and purchase content.

Over 23 new handsets have been added to the Vodafone live! portfolio, with an increased emphasis on exclusive and customised devices.  The new handsets added have offered improved imaging capability across the range, better connectivity, with a significant proportion of devices now offering ‘Bluetooth’, and increased memory card storage to enable customers to save content on their devices.

Vodafone live! with 3G

In November 2004, the Group launched Vodafone live! with 3G across 13 markets with an initial portfolio of 10 devices.  At 31 March 2005, there were 2.1 million devices on controlled networks capable of accessing the Vodafone live! with 3G portal.

3G has enhanced the mobile experience with up to a ten-fold increase in portal and content download speeds, giving Vodafone live! customers access to a unique range of high quality content and communication services.  Vodafone live! with 3G customers can now experience news broadcasts, sports highlights, music videos, movie trailers and a host of other video content at a quality approaching that of digital television.  With the signing of an exclusive deal with Twentieth Century Fox, Vodafone UK customers were also the first to experience a new generation of made-for-mobile TV and film content, so called “mobisodes”.  Several markets have already launched TV broadcast services and these will be developed further in the coming year.  The wide bandwidth of 3G supports access to sophisticated 3D games and Vodafone has introduced a range of branded titles.

The 3G service also supports full track music downloads which allow customers to use their phone to listen to music, choosing from a range that currently includes over 500,000 music tracks.  Vodafone has secured music from some of the world’s greatest artists through agreements with Sony BMG Music Entertainment and for music from the catalogues of EMI and Warner Music.  Customers can also download live performance videos and stream clips direct to their mobiles through Vodafone’s agreement with MTV.

Business services

The Vodafone Mobile Connect data card provides working mobility to customers accessing email and company applications with access speeds up to 384 kilobits per second when connected to a 3G network.  The Vodafone Mobile Connect 3G/GPRS data card has now been rolled out across 17 markets, including the Group’s associated undertakings in France, Belgium and South Africa and the Group’s Partner Network operators in Austria, Bahrain and Finland.  The product portfolio was enhanced in the financial year with the launch of a quad-band data card allowing customers to connect whilst travelling in the US and a data card supporting both GPRS and EDGE technology which provides high speed connectivity in a number of the Group’s Partner Networks.  Vodafone Mobile Connect data cards are available in an increasing number of distribution channels and with a growing range of service and price bundles.  At 31 March 2005, there were 0.5 million registered Vodafone Mobile Connect data cards on the Group’s controlled networks, including 0.3 million 3G/GPRS data cards.

The Vodafone Wireless Office service, which offers fixed line functionality and the freedom of mobility in a single handset solution on either a group/team or a company-wide basis, was introduced into a further seven markets in the financial year, bringing the total to 11.

On 21 April 2005, the Group announced the roll out of push email, a service providing real-time, secure and remote access to email, contacts and calendar direct to a range of business-focused mobile devices.  New email, calendar appointments and contact details are automatically ‘pushed’ to the customer’s selected device and updates made on the device are automatically reflected on the customer’s PC.  During the launch phase, the service will be supported by four devices, with additional devices introduced in the coming months.

Other initiatives

In May 2005, the Group announced the launch of Vodafone Simply and the Vodafone Travel Promise.  Vodafone Simply is a new service designed to provide an easy to use mobile solution for customers who want to use voice and text services with minimum complexity to keep in touch with family and friends.  The service includes a new, stylish and easy to use Vodafone Simply mobile phone, which has been developed with the emphasis on only the most commonly used functions.  The handset is aimed at people who do not want the extra features that most new phones offer.  The Vodafone Travel Promise is a new roaming campaign, the first element of which is the Vodafone Passport price plan, an easy to understand voice roaming price plan which provides customers with greater price clarity when using their mobile voice services abroad.   For a one-off connection fee per call, determined by the network operator, Vodafone Passport customers will be able to make voice calls at domestic rates when roaming on Vodafone’s controlled networks (excluding Egypt) and the networks of selected associated undertakings.  In addition, when receiving calls abroad, customers will pay the same connection fee, allowing them to talk for up to a maximum of 60 minutes, for no additional charge.

On 14 February 2005, Vodafone commenced field tests of the High Speed Downlink Packet Access (“HSDPA”) technology in Japan.  HSDPA enables transmission speeds of up to two megabits per second (“2 Mbps”), though 14.4 Mbps can theoretically be achieved.

At CeBIT, the major trade fair for IT and communication held in March 2005, Vodafone Germany launched Vodafone At Home, an alternative to a fixed line network allowing private householders and home office users to replace their existing fixed line connection.  The Group also demonstrated new mobile TV technology, a first prototype of an HSDPA data card and a number of new handsets, including two Ferrari branded handsets jointly developed with Sharp.

FINANCIAL UPDATE

PROFIT AND LOSS ACCOUNT

Exceptional items

The exceptional operating cost of £315 million in the year ended 31 March 2005 is due to an impairment of the carrying value of goodwill relating to Vodafone Sweden.  The impairment results from recent fierce price competition in the Swedish market combined with onerous 3G licence obligations.  Net exceptional operating income for the previous financial year of £228 million comprised £351 million of expected recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy, net of £123 million of restructuring costs, principally in the UK.

The net exceptional non-operating credit for the year ended 31 March 2005 of £13 million (2004: charge of £103 million) principally relates to profits on disposal of fixed asset investments.  The prior year charge principally related to a loss on disposal of the Japan Telecom fixed line operations.

Interest

	Year ended 31 March
	2005	2004
	£m	£m	% change

Group net interest payable before dividends from investments	151	310	(51)
Dividends from investments	(19)	(26)	(27)
Potential interest charges arising on settlement of outstanding tax issues	261	215	21
Group net interest payable	393	499	(21)
Share of associated undertakings	211	215	(2)
Total Group net interest payable	604	714	(15)

Group net interest payable before dividends from investments has fallen by 51% to £151 million, primarily reflecting a reduction in average net debt.  Group net interest payable was covered 37 times by operating cash flow plus dividends received from associated undertakings.

Taxation

The effective tax rate on profit on ordinary activities, before goodwill and exceptional items, was 27.5% compared with 30.4% for the year ended 31 March 2004.  The rate has fallen due to the finalisation in the year of the reorganisation of the Group’s German operations, the benefits of which have outweighed the impact of reduced tax incentives in Italy, and the absence of the previous year’s one-off benefit from the restructuring of the Group’s associated undertakings in France.  The Group’s tax charge has also benefited from exceptional current and deferred tax credits totalling £599 million, which relate to tax losses in Vodafone Holdings K.K. becoming eligible for offset against the profits of Vodafone K.K. following the merger of the two entities on 1 October 2004.

Earnings and loss per share

Earnings per share, before goodwill amortisation and exceptional items, increased by 14% from 9.10 pence to 10.41 pence for the year ended 31 March 2005.

Basic loss per share, after goodwill amortisation and exceptional items, improved from a loss per share of 13.24 pence to a loss per share of 11.39 pence for the year ended 31 March 2005.  The loss per share includes a charge of 22.21 pence per share (2004: 22.33 pence per share) in relation to the amortisation of goodwill and a credit of 0.41 pence per share (2004: charge of 0.01 pence per share) in relation to exceptional items.

Total shareholder returns

The Company provides returns to shareholders through a combination of dividends and share purchases.

Dividends

The Company has historically paid dividends semi-annually, with a regular interim dividend in respect of the first six months of the financial year payable in February and a final dividend payable in August.  The directors expect that the Company will continue to pay dividends semi-annually.

In considering the level of dividends, the Board takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements, acquisitions and divestments, together with the amount of debt and share purchases.  In November 2004, the directors declared an interim dividend of 1.91 pence per share, representing an approximate 100% increase over last year’s interim dividend, with the expectation that the final dividend would also be increased by 100%.  Consistent with this, the directors have recommended a final dividend of 2.16 pence per share, representing an approximate 100% increase over last year’s final dividend, and bringing the total dividend per share to 4.07 pence, a doubling of last year’s total.  Following this rebasing of the dividend, the Board expects future increases in dividends per share to reflect underlying growth in earnings.

The ex-dividend date is 1 June 2005 for ordinary shareholders, the record date for the final dividend is 3 June 2005 and the dividend is payable on 5 August 2005.

Share purchases

When considering how increased returns to shareholders can be provided in the form of share purchases, the Board reviews the free cash flow, anticipated cash requirements, dividends, credit profile and gearing of the Group.  The Board intends to continue to consider share purchase programmes, subject to the maintenance of credit ratings.

On 25 May 2004, the directors allocated £3 billion to the share purchase programme for the year to May 2005.  The Board subsequently increased the share purchase programme to £4 billion, completing by March 2005, subject to the maintenance of credit ratings.  For the period from 27 May 2004 to 31 March 2005, 2,985 million shares were purchased on market on the London Stock Exchange for a total consideration of £4 billion, including stamp duty and broker commissions.  The average share price paid, excluding transaction costs, was 133.30 pence, compared with the average volume weighted price over the same period of 133.62 pence.

At the Company’s Annual General Meeting (“AGM”) in July 2004, approval was obtained from the shareholders to purchase up to 6.6 billion ordinary shares of the Company.  This approval will expire at the conclusion of the Company’s AGM on 26 July 2005.  Up to 23 May 2005, 2,661 million shares had been purchased under this approval.  The Board of directors has approved a share purchase target for the year to 31 March 2006 of £4.5 billion, including £565 million already spent. Achieving the target purchases will be subject to renewed shareholder approval on 26 July 2005 at the AGM. Shares will be purchased on market on the London Stock Exchange and the maximum share price payable for any share purchase will be no greater than 105% of the average of the middle market closing price of the Company’s share price on the London Stock Exchange for the five business days immediately preceding the day on which any shares are contracted to be purchased and otherwise in accordance with the rules of the Financial Services Authority.  Purchases will be made only if accretive to earnings per share, excluding items not reflecting underlying business performance.

Prior to the close period from 1 April 2005 to 23 May 2005, the Group placed irrevocable purchase instructions which resulted in the purchase of 406 million shares at a total consideration of £565 million, including stamp duty and broker commissions, in the close period.

Treasury shares

The Companies Act 1985 permits companies to purchase their own shares out of distributable reserves and to hold shares with a nominal value not to exceed 10% of the nominal value of their issued share capital in treasury.  If shares in excess of this limit are purchased they must be cancelled.  Whilst held in treasury no voting rights or pre-emption rights accrue and no dividends are paid in respect of treasury shares.  Treasury shares may be sold for cash; transferred (in certain circumstances) for the purposes of an employee share scheme; or cancelled.  If treasury shares are sold, such sales are deemed to be a new issue of shares and will accordingly count towards the 5% of share capital which the Company is permitted to issue on a non pre-emptive basis in any one year as approved by its shareholders at the AGM.  The proceeds of any sale of treasury shares up to the amount of the original purchase price, calculated on a weighted average price method, is attributed to distributable profits which would not occur for the sale of non-treasury shares.  Any excess above the original purchase price must be transferred to the share premium account.

Share options

On 1 July 2002, Vodafone awarded share options to all eligible employees in all countries in which the Group then operated, other than Japan and Sweden, under its 1999 Long Term Stock Incentive Plan.  These share options may be exercised from 1 July 2005 until 30 June 2012 at a price of 90 pence per share (92.99 pence per share for participants in Italy).  If all share options are exercised, Vodafone would issue approximately 480 million ordinary shares.  Vodafone believes that a substantial number of share options will be exercised on 1 July 2005 and in the period immediately following.

CASH FLOWS AND FUNDING

During the year ended 31 March 2005, the Group increased its net cash inflow from operating activities by 3% to £12,713 million and generated £7,847 million of free cash flow.  Free cash flow decreased from the prior financial year, principally due to one-off cash receipts in the prior year, including £572 million received from the closure of financial instruments and £198 million from the fixed line business in Japan prior to its disposal.

	Year ended 31 March
	2005	2004
	£m	£m	% change

Net cash inflow from operating activities	12,713	12,317	3

Net capital expenditure on intangible and tangible fixed assets	(4,879)	(4,371)	12
Purchase of intangible fixed assets	(59)	(21)
Purchase of tangible fixed assets	(4,890)	(4,508)
Disposal of tangible fixed assets	70	158

Operating free cash flow	7,834	7,946	(1)

Dividends received from associated undertakings (1)	2,020	1,801	12
Taxation	(1,616)	(1,182)	37
Net cash outflow for returns on investments and servicing of finance	(391)	(44)
Interest on group debt(2)	(336)	31
Dividends from investments	19	25
Dividends paid to minority interests	(74)	(100)

Free cash flow	7,847	8,521	(8)

(1) Year ended 31 March 2005 includes £923 million (2004: £671 million) from Verizon Wireless and £616 million (2004: £802 million) from the Group’s interest in SFR

(2) Year ended 31 March 2005 includes £nil (2004: £572 million) of cash receipts from the closure of financial instruments related to interest rate management activities, including those in connection with bond repurchases in subsidiaries

The Group invested a net £2,014 million in acquisition and disposal activities, including the purchase and disposal of investments, in the 2005 financial year and an analysis of the significant transactions is shown below:

£m
Acquisitions:
Japan (69.7% to 97.7%)	2,380
Hungary (92.8% to 100%)	55
Other acquisitions, including investments	45
Disposals:
Japan Telecom withholding tax recovered	(226)
Japan Telecom preference shares	(152)
Egypt (67.0% to 50.1%)	(65)
Other disposals, including investments	(23)
2,014

The Group’s consolidated net debt position at 31 March 2005 was £8,339 million, reduced from £8,488 million at 31 March 2004, principally as a result of the cash flow items above, share purchases, equity dividend payments and £143 million of foreign exchange movements.

The Group remains committed to maintaining a solid credit profile, as currently demonstrated by its stable credit ratings of P-1/F1/A-1 short term and A2/A/A long term from Moody’s, Fitch Ratings and Standard & Poor’s, respectively.  Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation.  Each rating should be evaluated independently.

In aggregate, the Group has committed facilities of approximately £6,814 million, of which £5,572 million was undrawn at 31 March 2005.  The undrawn facilities include a $4.9 billion Revolving Credit Facility that matures in June 2006 and a $5.5 billion Revolving Credit Facility that matures in June 2009.  Both facilities support US and Euro commercial paper programmes of up to $15 billion and £5 billion respectively, both of which were undrawn at 31 March 2005.  Other undrawn facilities of £77 million are specific to the Group’s subsidiaries in Egypt and Albania.  Facilities of €350 million (£240 million) in Vodafone Hungary were repaid and cancelled during the period.  On 7 October 2004, the Group’s ¥600 billion shelf programme in Japan became effective.  No bonds have been issued under this programme.

On 19 April 2005, the Board of directors of Vodafone Italy approved a proposal to buy back issued and outstanding shares for approximately €7.9 billion (£5.4 billion).  If the proposal is approved by the shareholders of Vodafone Italy, participation will be invited on a pro rata basis.  In accordance with Dutch and Italian corporate law the buy back will take place in two tranches, the first in June 2005 and the second expected to be in October 2005.  After the transaction is completed the Company and Verizon Communications Inc will continue to hold approximately 77% and 23% respectively of Vodafone Italy indirectly through their wholly owned subsidiaries.  It is anticipated that the buy back will be funded from currently available and forecast available cash of Vodafone Italy. At 31 March 2005, Vodafone Italy had net cash on deposit with Group companies of €7.2 billion (£4.9 billion).

SIGNIFICANT TRANSACTIONS

Acquisitions

The Group significantly increased its effective interest in two subsidiary companies in the year.  These were:

	% interest at 31 March 2004	% interest at 31 March 2005

Vodafone Japan	69.7	97.7
Vodafone Hungary	87.9	100.0

In the first half of the year, the Group increased its effective shareholding in Vodafone K.K. to 98.2% and its stake in Vodafone Holdings K.K. to 96.1% for a total consideration of £2.4 billion.  On 1 October 2004 the merger of Vodafone K.K. and Vodafone Holdings K.K. was completed, resulting in the Group holding a 97.7% stake in the merged company, Vodafone K.K.

The Group increased its effective shareholding in Vodafone Hungary to 100% in the financial year by subscribing for additional equity of HUF89,301 million (£248 million) in the first half of the financial year and the subsequent acquisition of the remaining 7.2% shareholding from Antenna Hungaria Rt, completing on 12 January 2005 for consideration of £55 million.

On 15 March 2005, the Group announced it had entered into agreements with Telesystem International Wireless Inc. (“TIW”) of Canada to acquire approximately 79% of the share capital of MobiFon S.A. (“MobiFon”) in Romania, increasing the Group’s ownership of MobiFon to approximately 99%, and 100% of the issued share capital of Oskar Mobil a.s. in the Czech Republic for a cash consideration of approximately $3.5 billion (£1.9 billion) to be satisfied from the Group’s cash resources.  In addition, Vodafone will be assuming approximately $0.9 billion (£0.5 billion) of net debt.  The acquisition is conditional on TIW shareholder approval, the receipt of all necessary unconditional regulatory and Canadian Court approvals and certain customary conditions and is expected to complete shortly.

Disposals

In January 2005, Telecom Egypt acquired a 16.9% stake in Vodafone Egypt from the Group, for cash consideration of $123 million (£65 million), reducing the Group’s controlling stake to 50.1%.

In October 2004, preference shares held by Vodafone K.K. in Sora Holdings Japan, Inc. were re-purchased by Sora Holdings Japan, Inc. for ¥33.9 billion (£152 million), further to the subsequent sale of Japan Telecom.

UPDATE ON IFRS IMPLEMENTATION

The Group provided an update of its adoption of IFRS on 20 January 2005 which included IFRS financial information for the six months ended 30 September 2004 and the year ended 31 March 2004 on a pro forma basis.  Additional IFRS segmental information was provided on 18 March 2005. The Group currently intends to publish financial information for the year ended 31 March 2005 prepared in accordance with IFRS in July 2005.

On 14 April 2005, the SEC announced it had adopted proposed amendments to Form 20-F which will allow the Group, in the first year of IFRS adoption, to provide two years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS, rather than the three years previously required. The Group’s financial information prepared on the basis of IFRS provided on 20 January 2005 and 18 March 2005 had been prepared on the assumption that this rule change would be adopted.

The Group is not currently aware of any developments to IFRS accounting standards or related interpretations which would result in significant changes to the reconciling differences, as previously reported, between UK GAAP and IFRS financial information for the year ending 31 March 2006.

FINANCIAL STATEMENTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 March 2005 £m	Year ended 31 March 2004 £m
Turnover: Group and share of associated undertakings
- Continuing operations	45,781	42,920
- Discontinued operations	–	818
45,781	43,738

Less: Share of associated undertakings	(11,648)	(10,179)
34,133	33,559

Turnover (Note 2)
- Continuing operations	34,133	32,741
- Discontinued operations	–	818
34,133	33,559

Operating (loss)/profit
- Continuing operations	(5,304)	(4,842)
- Discontinued operations	–	66
(5,304)	(4,776)

Share of operating profit in associated undertakings
- Continuing operations	1,193	546

Total Group operating loss (Note 2)	(4,111)	(4,230)

Exceptional non-operating items (Note 4)	13	(103)

Loss on ordinary activities before interest	(4,098)	(4,333)

Net interest payable and similar items	(604)	(714)

- Group	(393)	(499)
- Share of associated undertakings	(211)	(215)

Loss on ordinary activities before taxation	(4,702)	(5,047)

Tax on loss on ordinary activities (Note 5)	(2,236)	(3,154)

- Tax on loss on ordinary activities before exceptional tax	(2,835)	(3,154)
- Exceptional tax credit	599	–

Loss on ordinary activities after taxation	(6,938)	(8,201)

Minority interests (including non-equity minority interests)	(602)	(814)

Loss for the financial year	(7,540)	(9,015)

Equity dividends	(2,658)	(1,378)

Retained loss for the Group and its share of associated undertakings	(10,198)	(10,393)

Basic and diluted loss per share (Note 6)	(11.39)p	(13.24)	p
Adjusted basic earnings per share (Note 6)	10.41p	9.10	p

Dividends per share	4.07p	2.0315	p

CONSOLIDATED BALANCE SHEET

	31 March 2005 £m	31 March 2004 £m
Fixed assets
Intangible assets	83,464	93,622
Tangible assets	18,398	18,083
Investments	20,250	22,275

- Investments in associated undertakings	19,398	21,226
- Other investments	852	1,049

	122,112	133,980
Current assets
Stocks	430	458
Debtors: amounts falling due after more than one year	2,096	1,380
Debtors: amounts falling due within one year	5,602	5,521
Investments	816	4,381
Cash at bank and in hand	2,850	1,409

	11,794	13,149

Creditors: amounts falling due within one year	(14,837)	(15,026)

Net current liabilities	(3,043)	(1,877)

Total assets less current liabilities	119,069	132,103

Creditors: amounts falling due after more than one year	(12,382)	(12,975)

Provisions for liabilities and charges	(4,552)	(4,197)

	102,135	114,931

Capital and reserves
Called up share capital	4,286	4,280
Share premium account	52,284	52,154
Merger reserve	98,927	98,927
Own shares held	(5,121)	(1,136)
Other reserve	629	713
Profit and loss account	(51,688)	(43,014)

Total equity shareholders’ funds	99,317	111,924

Equity minority interests	1,965	2,132
Non-equity minority interests	853	875

	102,135	114,931

CONSOLIDATED CASH FLOW

	Year ended 31 March 2005 £m	Year ended 31 March 2004 £m

Net cash inflow from operating activities (Note 7)	12,713	12,317
Dividends received from associated undertakings	2,020	1,801
Net cash outflow for returns on investments and servicing of finance	(391)	(44)

Taxation	(1,616)	(1,182)

Net cash outflow for capital expenditure and financial investment	(4,768)	(4,267)
- Purchase of intangible fixed assets	(59)	(21)
- Purchase of tangible fixed assets	(4,890)	(4,508)
- Purchase of investments	(19)	(43)
- Disposal of tangible fixed assets	70	158
- Disposal of investments	22	123
- Other	108	24

Net cash outflow for acquisitions and disposals	(2,017)	(1,312)
- Purchase of interests in subsidiary undertakings	(2,461)	(2,064)
- Net cash acquired with subsidiary undertakings	–	10
- Disposal of interests in subsidiary undertakings	444	995
- Net cash disposed of with subsidiary undertakings	–	(258)
- Other	–	5

Equity dividends paid	(1,991)	(1,258)

Cash inflow before management of liquid resources and financing	3,950	6,055

Management of liquid resources	3,563	(4,286)

Net cash outflow from financing	(6,108)	(700)
- Issue of ordinary share capital	115	69
- (Decrease)/increase in debt	(2,170)	280
- Purchase of treasury shares	(4,053)	(1,032)
- Purchase of own shares in relation to employee share schemes	–	(17)

Increase in cash in the financial year	1,405	1,069

Reconciliation of net cash flow to movement in net debt
Increase in cash in the financial year	1,405	1,069
Cash outflow/(inflow) from decrease/(increase) in debt	2,170	(280)
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(3,563)	4,286

Decrease in net debt resulting from cash flows	12	5,075

Translation difference	143	144
Premium on repayment of debt	–	(56)
Net debt acquired on acquisition of subsidiary undertakings	(2)	(7)
Net debt disposed on disposal of subsidiary undertakings	–	194
Other movements	(4)	1

Decrease in net debt in the financial year	149	5,351

Opening net debt	(8,488)	(13,839)

Closing net debt (Note 8)	(8,339)	(8,488)

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Year ended 31 March 2005 £m	Year ended 31 March 2004 £m

Loss for the financial year
- Group	(7,944)	(8,996)
- Share of associated undertakings	404	(19)
	(7,540)	(9,015)

Currency translation
- Group	1,681	(2,462)
- Share of associated undertakings	(214)	(2,830)
	1,467	(5,292)

Total recognised gains and losses for the financial year	(6,073)	(14,307)

MOVEMENT IN EQUITY SHAREHOLDERS’ FUNDS

	Year ended 31 March 2005 £m	Year ended 31 March 2004 £m

Loss for the financial year	(7,540)	(9,015)
Equity dividends	(2,658)	(1,378)
	(10,198)	(10,393)

Currency translation	1,467	(5,292)
New share capital subscribed	136	86
Purchase of treasury shares	(3,997)	(1,088)
Purchase of own shares in relation to employee share schemes	–	(17)
Own shares released on vesting of share awards	12	10
Other	(27)	(12)

Net movement in equity shareholders’ funds	(12,607)	(16,706)

Opening equity shareholders’ funds	111,924	128,630

Closing equity shareholders’ funds	99,317	111,924

NOTES TO THE PRELIMINARY ANNOUNCEMENT OF RESULTS

FOR THE YEAR ENDED 31 MARCH 2005

1                  Basis of preparation

Statutory financial information

The preliminary results for the year ended 31 March 2005 are an abridged statement of the full Annual Report, which was approved by the Board of Directors on 24 May 2005.  The Auditors’ Report on these accounts was unqualified.  The preliminary results do not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985.  The information relating to the year ended 31 March 2004 is an extract from the published accounts for that year, which have been delivered to the Registrar of Companies, and on which the Auditors’ Report was unqualified. The accounts for the year ended 31 March 2005 will be delivered to the Registrar of Companies following the Company’s Annual General Meeting, to be held on 26 July 2005.

2                  Segmental and other analyses

The Group’s principal business is the supply of mobile telecommunications services and products.  Other operations primarily comprise fixed line telecommunications businesses. In October 2004, the Company announced a new organisational structure effective from 1 January 2005.  Results are shown under the new reporting structure.  The results of the Japan Telecom fixed line business, which has been disposed of, are analysed as discontinued operations.

Analyses of turnover and total Group operating profit/(loss) by geographical region and class of business are as follows:

Turnover

	Year ended 31 March 2005			Year ended 31 March 2004
	Segment turnover	Inter- segment turnover	Net turnover	Segment turnover	Inter- segment turnover	Net turnover
	£m	£m	£m	£m	£m	£m

Mobile telecommunications:
Germany	5,684	(51)	5,633	5,536	(42)	5,494
Italy	5,565	(44)	5,521	5,312	(36)	5,276
UK	5,065	(47)	5,018	4,782	(38)	4,744
Other EMEA	8,614	(129)	8,485	7,627	(116)	7,511
Asia Pacific	8,531	(4)	8,527	8,896	(6)	8,890
	33,459	(275)	33,184	32,153	(238)	31,915

Other operations:
Germany	1,108	–	1,108	1,002	–	1,002
Asia Pacific(1)	–	–	–	1,126	–	1,126
	1,108	–	1,108	2,128	–	2,128

Turnover between mobile and other operations(2)			(159)			(484)

Group turnover			34,133			33,559

(1)   Includes turnover of discontinued operations of £nil for the year ended 31 March 2005 (2004: £924 million).

(2)   Includes turnover of discontinued operations of £nil for the year ended 31 March 2005 (2004: £106 million).

NOTES TO THE PRELIMINARY ANNOUNCEMENT OF RESULTS

FOR THE YEAR ENDED 31 MARCH 2005

Segmental and other analyses (continued)

Total Group operating profit/(loss) before goodwill amortisation and exceptional items

	Year ended 31 March 2005 £m	Year ended 31 March 2004 £m

Mobile telecommunications:
Germany	1,663	1,741
Italy	2,257	2,143
UK	975	1,098
Other EMEA	3,383	3,142
Asia Pacific	950	1,212
Americas	1,647	1,393
	10,875	10,729

Other operations:
Germany	66	(58)
Other EMEA	(37)	(1)
Asia Pacific(1)	–	79
	29	20

Group	10,904	10,749

Subsidiary undertakings	7,940	8,091
Share of associated undertakings	2,964	2,658

Goodwill amortisation	(14,700)	(15,207)
Exceptional operating items (Note 3)	(315)	228

Total Group operating loss	(4,111)	(4,230)

(1)   Includes the following amounts in relation to discontinued operations: year ended 31 March 2005: £nil; 2004: £66 million.

3      Exceptional operating items

	Year ended 31 March 2005 £m	Year ended 31 March 2004 £m

Impairment of intangible fixed assets	(315)	–
Contribution tax	–	351
Reorganisation costs	–	(123)

	(315)	228

The exceptional operating cost of £315 million in the year ended 31 March 2005 is due to an impairment of the carrying value of goodwill relating to Vodafone Sweden.  The exceptional operating income for the year ended 31 March 2004 of £351 million relates to expected recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy.

4      Exceptional non-operating items

	Year ended 31 March 2005 £m	Year ended 31 March 2004 £m

Profit on disposal of fixed asset investments	19	12
Share of associate profit/(loss) on disposal of investment	5	(1)
Amounts written off fixed asset investments	(2)	(6)
Loss on disposal of businesses	(9)	(127)
Profit on disposal of tangible fixed assets	–	19

	13	(103)

NOTES TO THE PRELIMINARY ANNOUNCEMENT OF RESULTS

FOR THE YEAR ENDED 31 MARCH 2005

5                 Tax on loss on ordinary activities

	Year ended 31 March 2005 £m	Year ended 31 March 2004 £m

United Kingdom corporation tax charge at 30% (2004: 30%)	271	209

Overseas corporation tax
Current tax:
Current year(1)	2,430	2,264
Prior year	(221)	(159)
	2,209	2,105

Total current tax	2,480	2,314
Deferred tax – origination of and reversal of timing differences:
United Kingdom	292	426
Overseas(1)	(539)	310
	(247)	736

Tax on exceptional items	3	104

Total tax charge	2,236	3,154

Tax on loss on ordinary activities before exceptional items	2,832	3,050
Tax on exceptional items	3	104
Exceptional tax credit(1)	(599)	–

Parent and subsidiary undertakings	1,698	2,866
Share of associated undertakings	538	288
	2,236	3,154

(1)   Total tax charge for the year ended 31 March 2005 includes exceptional current tax and deferred tax credits, totalling £599 million, relating to tax losses in Vodafone Holdings K.K., which became eligible for offset against the profits of Vodafone K.K. following the merger of the two entities on 1 October 2004.  The tax credit was recognised following shareholder and regulatory approval of the transaction in the year.

6      (Loss)/earnings per share

	Year ended 31 March 2005 £m	Year ended 31 March 2004 £m

Loss for basic and diluted loss per share	(7,540)	(9,015)
Add back:
- Goodwill amortisation	14,700	15,207
- Exceptional operating items	315	(228)
- Exceptional non-operating items	(13)	103
- Exceptional tax credit	(599)	–
- Tax on exceptional items	3	104
- Share of exceptional items attributable to minority interests	26	27

Earnings for adjusted earnings per share	6,892	6,198

Weighted average number of shares (millions)	66,196	68,096

Basic and diluted loss per share	(11.39p )	(13.24p )
Adjusted basic earnings per share	10.41p	9.10p

Diluted loss per share is the same as basic loss per share as it is considered that there are no dilutive potential ordinary shares.

NOTES TO THE PRELIMINARY ANNOUNCEMENT OF RESULTS

FOR THE YEAR ENDED 31 MARCH 2005

7      Reconciliation of operating loss to net cash inflow from operating activities

	Year ended 31 March 2005 £m	Year ended 31 March 2004 £m

Operating loss	(5,304)	(4,776)
Exceptional operating items	315	(228)
Depreciation	4,528	4,362
Goodwill amortisation	12,929	13,095
Amortisation of other intangible fixed assets	412	98
Loss on disposal of tangible fixed assets	161	89

Group EBITDA(1)	13,041	12,640

Working capital movements	(281)	(238)
Payments in respect of exceptional items	(47)	(85)

Net cash inflow from operating activities	12,713	12,317

(1)   Group EBITDA is not a measure recognised under UK GAAP but is presented in order to highlight operational performance of the Group.  It is stated before exceptional items.

8      Analysis of net debt

	At 1 April 2004 £m	Cash flow £m	Other non-cash changes and exchange movements £m	At 31 March 2005 £m

Liquid resources	4,381	(3,563)	(2)	816

Cash at bank and in hand	1,409	1,408	33	2,850
Bank overdrafts	(42)	(3)	(2)	(47)
	1,367	1,405	31	2,803
Debt due within one year
(other than bank overdrafts)	(2,000)	1,997	(329)	(332)
Debt due after one year	(12,100)	161	439	(11,500)
Finance leases	(136)	12	(2)	(126)

	(14,236)	2,170	108	(11,958)

Net debt	(8,488)	12	137	(8,339)

Included within net debt at 31 March 2005 are bond issues maturing as follows:
£m

One year or less	283
More than one year but not more than two years	1,561
More than two years but not more than five years	4,863
More than five years but not more than ten years	1,388
More than ten years but not more than twenty years	1,118
More than twenty years	1,339

10,552

NOTES TO THE PRELIMINARY ANNOUNCEMENT OF RESULTS

FOR THE YEAR ENDED 31 MARCH 2005

9                 Summary of differences between UK and US GAAP

The preliminary results have been prepared in accordance with UK Generally Accepted Accounting Principles (“UK GAAP”), which differ in certain significant respects from US Generally Accepted Accounting Principles (“US GAAP”).  A description of the relevant accounting principles which differ materially will be provided within Vodafone Group Plc’s Annual Report for the year ended 31 March 2005.  The effects of these differing accounting principles are as follows:

	Year ended 31 March 2005 £m	Year ended 31 March 2004 £m

Revenue from continuing operations in accordance with UK GAAP	34,133	32,741

Items (decreasing)/increasing revenue:
Non-consolidated entity	(5,483)	(5,276)
Connection revenue	1,223	188
Revenue from continuing operations in accordance with US GAAP	29,873	27,653

Net loss in accordance with UK GAAP	(7,540)	(9,015)

Items (increasing)/decreasing net loss:
Investments accounted for under the equity method	(18)	1,306
Connection revenue and costs	16	29
Goodwill and other intangible assets	(6,482)	(6,520)
Capitalised interest	(86)	406
Licence fee amortisation	(435)	(76)
Exceptional items	246	(351)
Income taxes	7,007	6,231
Other	(118)	(137)
Cumulative effect of change in accounting principle: EITF Topic D-108	(6,177)	–
Cumulative effect of change in accounting principle: pensions	(195)	–
Net loss in accordance with US GAAP	(13,782)	(8,127)

Loss from continuing operations	(7,410)	(7,734)
Loss from operations and disposal of discontinued operations	–	(393)
Cumulative effect of changes in accounting principles	(6,372)	–
Net loss (US GAAP)	(13,782)	(8,127)

Basic and diluted loss per share (US GAAP):
– Loss from continuing operations	(11.19)p	(11.36)p
– Loss from operations and disposal of discontinued operations	–	(0.57)p
– Cumulative effect of changes in accounting principles	(9.63)p	–
– Net loss (US GAAP)	(20.82)p	(11.93)p

	31 March 2005 £m	31 March 2004 £m

Shareholders’ equity in accordance with UK GAAP	99,317	111,924

Items increasing/(decreasing) shareholders’ equity:
Investments accounted for under the equity method	5,043	15,669
Connection revenue and costs	(14)	(55)
Goodwill and other intangible assets	40,723	45,320
Capitalised interest	1,529	1,615
Licence fee amortisation	(552)	(109)
Exceptional items	315	–
Income taxes	(40,535)	(50,177)
Proposed dividends	1,395	728
Other	24	114
Shareholders’ equity in accordance with US GAAP	107,245	125,029

UNAUDITED PROPORTIONATE FINANCIAL INFORMATION

FOR THE YEAR ENDED 31 MARCH 2005

Proportionate results

Group proportionate turnover increased by 11% to £43,602 million for the financial year as a result of both organic growth and the effect of increased stakes in a number of the Group’s existing business, partially offset by the disposal of Japan Telecom.  In the mobile business, proportionate turnover grew by 12% to £42,762 million, with organic growth of 9%.

The Group’s proportionate EBITDA margin, before exceptional items, for the mobile business decreased by 0.4 percentage points to 38.5%.  The main reason for this decrease was the increase of the Group’s effective shareholding in Vodafone Japan.

Basis of preparation

The tables of financial information below are presented on a proportionate basis.  Proportionate presentation is not a measure recognised under UK GAAP and is not intended to replace the consolidated financial statements prepared in accordance with UK GAAP.  However, since significant entities in which the Group has an interest are not consolidated, proportionate information is provided as supplemental data to facilitate a more detailed understanding and assessment of the consolidated financial statements prepared in accordance with UK GAAP.

UK GAAP requires consolidation of entities controlled by the Group and the equity method of accounting for entities in which the Group has significant influence but not a controlling interest.  Proportionate presentation is a pro rata consolidation, which reflects the Group’s share of turnover and expenses in both its consolidated and unconsolidated entities.  Proportionate results are calculated by multiplying the Group’s ownership interest in each entity by each entity’s results.

Proportionate information includes results from the Group’s equity accounted investments and investments held at cost. The Group does not have control over the turnover, expenses or cash flows of these investments and is only entitled to cash from dividends received from these entities.  The Group does not own the underlying assets of these investments.

Group proportionate turnover is stated net of intercompany turnover.  The Group has amended its analysis of proportionate turnover between the mobile business and other operations to a gross of intercompany turnover basis, rather than a net of intercompany turnover presentation previously disclosed.

Proportionate EBITDA is defined as operating profit before exceptional items and depreciation and amortisation of subsidiary undertakings, associated undertakings and investments, proportionate to equity stakes.  Proportionate EBITDA represents the Group’s ownership interests in the respective entities’ EBITDA.  As such, proportionate EBITDA does not represent EBITDA available to the Group.

Proportionate EBITDA margin before exceptional items is proportionate EBITDA before exceptional items, as a percentage of proportionate turnover.

Reconciliation of proportionate turnover to statutory turnover

	Year ended 31 March 2005 £m	Year ended 31 March 2004 £m

Proportionate turnover	43,602	39,446
Minority share of turnover in subsidiary undertakings	2,370	4,521
Group share of turnover in associated undertakings and trade investments	(11,839)	(10,408)
Statutory turnover	34,133	33,559

UNAUDITED PROPORTIONATE FINANCIAL INFORMATION

FOR THE YEAR ENDED 31 MARCH 2005

Reconciliation of proportionate EBITDA, before exceptional items, to loss for the financial year

	Year ended 31 March 2005 £m	Year ended 31 March 2004 £m

Proportionate EBITDA, before exceptional items	16,641	15,114
Minority share of EBITDA in subsidiary undertakings	997	1,602
Group’s share of EBITDA in associated undertakings and trade investments	(4,597)	(4,076)
Group EBITDA	13,041	12,640
Charges for depreciation	(4,528)	(4,362)
Exceptional operating items	(315)	228
Goodwill amortisation	(12,929)	(13,095)
Amortisation of other intangibles	(412)	(98)
Loss on disposal of tangible fixed assets	(161)	(89)
Operating loss	(5,304)	(4,776)
Share of operating profit in associated undertakings	1,193	546
Exceptional non-operating items	13	(103)
Net interest payable and similar items	(604)	(714)
Tax on loss on ordinary activities before exceptional tax	(2,835)	(3,154)
Exceptional tax credit	599	-
Minority interests (including non-equity minority interests)	(602)	(814)

Loss for the financial year	(7,540)	(9,015)

Proportionate mobile EBITDA margin, before exceptional items, excluding the impact of the Japan stake change

Proportionate mobile EBITDA margin, before exceptional items, excluding the impact of the Japan stake increases in the first half of the financial year, was 39.0% compared to the Group proportionate EBITDA margin, before exceptional items, of 38.2%.  The Group’s increased effective shareholding in Japan represents the most significant stake change of the current and prior financial years.  A reconciliation of these margins is as follows:

	Turnover £m	EBITDA(1) £m	EBITDA margin(1) %

Proportionate result for mobile business excluding the impact of the Japan stake change	41,222	16,064	39.0
Impact of the Group’s additional stake in Japan	1,540	419

Proportionate result for mobile business	42,762	16,483	38.5
Proportionate result for other operations	1,178	158
Turnover between mobile and other operations	(338)	–

Group proportionate result	43,602	16,641	38.2

(1)   Before exceptional items

OTHER INFORMATION

1)     Copies of this document are available from the Company’s registered office:

Vodafone House

The Connection

Newbury

Berkshire

RG14 2FN

2)     This Preliminary Announcement will be available on the Vodafone Group Plc website, www.vodafone.com, from 24 May 2005.

For further information:

Vodafone Group

Simon Lewis, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Charles Butterworth

Darren Jones

Sarah Moriarty

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

High resolution photographs are available to the media free of charge at www.newscast.co.uk.

Vodafone, Vodafone live!, Vodafone Mobile Connect, Vodafone Wireless Office, Vodafone Simply and Vodafone Passport are trademarks of the Vodafone Group.  Other product and company names mentioned herein may be the trademarks of their respective owners.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. In particular, such forward-looking statements include the statements under “Chief Executive’s Statement” regarding returns to shareholders, free cash flow and anticipated benefits from the One Vodafone programme, expectations regarding the Group’s competitive position and implementation of a business improvement plan, share purchases, dividends and dividend growth rates and business acquisitions; the statements under “Outlook” regarding Vodafone’s expectations for the year ending 31 March 2006 as to organic growth in proportionate mobile revenue, proportionate mobile EBITDA margins, capitalised fixed asset additions, free cash flow, dividend receipts from Verizon Wireless, cash expenditure on fixed assets, tax payments and expected adjusted effective tax rates, share purchases by the Group and share repurchases by Vodafone Italy and One Vodafone targets; the statements under “Japan” with respect to expected outcome of the plans and services announced to improve Vodafone Japan’s performance and competitive position; the statements under “Dividends” with respect to dividend payments and increases in the level of dividends; the statements under “Share purchases” with respect to the level of share purchase programme; and the statements under “One Vodafone” regarding anticipated benefits in 2007 and 2008 to the Group of the One Vodafone programme, including statements related to time to market for new services and terminals, mobile capital expenditure, free cash flow, cost savings, migration of service delivery platforms, maintenance costs and purchasing options, consolidation of billing and customer relationship management systems, churn, retention and customer satisfaction, inter-operator roaming tariffs, revenue enhancements delivering pre-tax cash flow and revenue market share and the aggregate of mobile operating expenses and tangible fixed asset additions.  These forward-looking statements are made on the basis of certain assumptions which Vodafone believes to be reasonable in light of Vodafone’s operating experience in recent years.  The principal assumptions on which these statements are based relate to exchange rates, customer numbers, usage and pricing, take-up of new services, termination and interconnect rates, customer acquisition and retention costs, network opening and operating costs and the availability of handsets.

The document also contains other forward-looking statements including statements with respect to Vodafone’s expectations as to launch and roll-out dates for products and services, including, for example, 3G services, Vodafone Simply and Vodafone Passport and Vodafone’s business services; intentions regarding the development of products and services; acquisitions and disposals; share purchases; the Group’s adoption and implementation of IFRS; share repurchases by Vodafone Italy; maintenance of credit ratings and overall market trends.  Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements particularly the statements under “Chief Executive’s Statement”, “Outlook”, “One Vodafone” and “Dividends” referred to above.  These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services; the impact on capital spending from investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; slower customer growth or reduced customer retention; the possibility that technologies, including mobile internet platforms, and services, including 3G services, will not perform according to expectations or that vendors’ performance will not meet the Group’s requirements; changes in the projected growth rates of the mobile telecommunications industry; the Group’s ability to realise expected synergies and benefits associated with 3G technologies and the integration of our operations and those of acquired companies; future revenue contributions of both voice and non-voice services offered by the Group; lower than expected impact of GPRS, 3G and Vodafone live! and other new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; the ability of the Group to harmonise mobile platforms and any delays, impediments or other problems associated with the roll-out and scope of 3G technology and services and Vodafone live! and other new or existing products, services or technologies in new markets; the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers; greater than anticipated prices of new mobile handsets; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on one or more of the measurements of our financial performance and may affect the level of dividends; any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the European Commission regulating rates the Group is permitted to charge; the Group’s ability to develop competitive data content and services which will attract new customers and increase average usage; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; the possibility that new marketing campaigns or efforts are not an effective expenditure; the possibility that the Group’s integration efforts do not increase the speed-to-market of new products or improve the Group’s cost position; changes in exchange rates, including particularly the exchange rate of pounds sterling to the euro, US dollar and the Japanese yen; the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications; changes in statutory tax rates and profit mix which would impact the weighted average tax rate; changes in tax legislation in the jurisdictions in which the Group operates; final resolution of open issues which might impact the effective tax rate; timing of any tax payments relating to the resolution of open issues; and loss of suppliers or disruption of supply chains.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors” contained in our Annual Report with respect to the financial year ended 31 March 2004 and in our Annual Report with respect to the financial year ended 31 March 2005 which will be available on www.vodafone.com from 8 June 2005.  All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above.

No assurance can be given that the forward-looking statements in this document will be realised.  Neither Vodafone Group nor any of its affiliates intends to update these forward-looking statements.

Use of Non-GAAP Financial Information

In presenting and discussing the Group’s reported financial position, operating results and cash flows, certain information is derived from amounts calculated in accordance with UK GAAP, but this information is not itself an expressly permitted GAAP measure.  Such non-GAAP measures should not be viewed in isolation as alternatives to the equivalent GAAP measure.

A summary of certain non-GAAP measures included in this results announcement, together with details where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP measure	Equivalent GAAP measure	Location in this results announcement of reconciliation and further information

Group EBITDA, before exceptional items	Operating loss	Note 7 on page 31

Mobile EBITDA before exceptional items	Total Group operating loss	Business review on page 6

Total Group operating profit (before goodwill amortisation and exceptional items)	Total Group operating loss	Note 2 on page 29

Profit on ordinary activities before taxation (before goodwill amortisation and exceptional items)	Loss on ordinary activities before taxation	Group Financial Highlights on page 3

Operating free cash flow	Net cash inflow from operating activities	Cash flows and funding on page 22

Free cash flow	Net cash inflow from operating activities	Cash flows and funding on page 22

Adjusted earnings per share	Earnings per share	Note 6 on page 30

Proportionate turnover	Statutory turnover	Proportionate financial information on page 33

Proportionate EBITDA, before exceptional items	Loss for the financial year	Proportionate financial information on page 34

Proportionate EBITDA, before exceptional items, excluding the impact of Japan stake changes	Loss for the financial year	Proportionate financial information on page 34

Effective rate of taxation before goodwill amortisation and exceptional items	Tax on loss on ordinary activities as a percentage of loss on ordinary activities before taxation	Profit on ordinary activities before taxation (before goodwill amortisation and exceptional items) is shown in Group Financial Highlights on page 3

Tax on loss on ordinary activities before exceptional items	Tax on loss on ordinary activities	Note 5 on page 30

In addition, the trading results of the Group and key markets present certain GAAP financial information, being revenue and cost of sales related to acquisition and retention activity, on a net basis.  The Group believes that this basis of presentation provides useful information for investors regarding trends in net subsidies with respect to the acquisition and retention of customers and facilitates comparability of results with other companies operating in the mobile telecommunications business.  “Other revenue”, “Net acquisition costs” and “Net retention costs”, as used in the trading results, are defined on page 38.

Definition of terms

Term	Definition
Organic growth

The percentage movements in organic growth are presented to reflect operating performance on a comparable basis. Where a subsidiary or associated undertaking was newly acquired or disposed of in the current or prior period, the Group adjusts, under organic growth calculations, the results for the current and prior period to remove the amount the Group earned in both periods as a result of the acquisition or disposal of subsidiary or associated undertakings. Where the Group increases, or decreases, its ownership interest in an associated undertaking in the current or prior period, the Group’s share of results for the prior period is restated at the current period’s ownership level. A further adjustment in organic calculations excludes the effect of exchange rate movements by restating the current period’s results as if they had been generated at the prior period’s exchange rates.

Organic growth for proportionate results is adjusted to reflect current year and prior year results at constant exchange rates, using like-for-like ownership levels in both years.

Customer

A customer is defined as a SIM, or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose (including data only usage) except telemetric applications. Telemetric applications include, but are not limited to, asset and equipment tracking, mobile payment/billing functionality (for example, vending machines and meter readings) and includes voice enabled customers whose usage is limited to a central service operation (for example, emergency response applications in vehicles).

Active customer	A customer who has made or received a chargeable event in the last three months.

Vodafone live! active device	A handset or device equipped with the Vodafone live! portal which has made or received a chargeable event in the last month.

3G device	A handset or device capable of accessing 3G data services.

ARPU	Total revenue excluding handset revenue and connection fees divided by the weighted average number of customers during the period.

Average monthly ARPU	Total ARPU in an accounting period divided by the number of months in the period.

Depreciation and amortisation	This measure includes the profit or loss on disposal of fixed assets but excludes goodwill amortisation.

Intra-segment turnover	Turnover between operating companies of the same business (mobile or non-mobile) within the same reporting segment.

Inter-segment turnover	Turnover between operating companies of the same business (mobile or non-mobile) in different reporting segments.

Non-voice service revenue	Comprises all service revenue that is not related to voice services including, but not limited to, messaging, downloads, Internet browsing and other data services.

Messaging revenue

Messaging revenue includes all SMS and MMS revenue including wholesale messaging revenue, revenue from the use of messaging services by Vodafone customers roaming away from their home network and customers visiting the local network.

Data revenue	Data revenue includes all non-voice service revenue excluding messaging.

Other revenue

Comprises all non-service revenue. In the trading results, presented for the mobile telecommunications business and the Group’s key markets, net other revenue excludes revenue relating to acquisition and retention activities as such revenue is deducted from acquisition and retention costs. The Group believes that this basis of presentation provides useful information for investors regarding trends in net subsidies with respect to the acquisition and retention of customers and facilitates comparability of results with other companies operating in the mobile telecommunications business.

Net acquisition costs	The total of connection fees, trade commissions and equipment costs, net of related revenue, relating to new customer connections.

Net retention costs	The total of trade commissions, loyalty scheme and equipment costs, net of related revenue, relating to customer retention and upgrade.

Churn	Total gross customer disconnections in the period divided by the average total customers in the period.

EBITDA margin	Operating profit before depreciation, amortisation, profit or loss on disposal of fixed assets and exceptional items as a percentage of total turnover.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

PROPORTIONATE CUSTOMERS – 1 APRIL 2004 TO 31 MARCH 2005

		9 MONTHS TO 31 DECEMBER 2004				QUARTER TO 31 MARCH 2005
COUNTRY	PERCENTAGE OWNERSHIP	AT 1 APR 2004	NET ADDITIONS	OTHER MOVEMENTS	AT 31 DEC 2004	NET ADDITIONS	OTHER MOVEMENTS	AT 31 MAR 2005	PREPAID
	(1),(2)						(3)		(4)
	(%)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(%)
Germany	100.0%	25,012	1,923	–	26,935	288	–	27,223	52%

Italy	76.8%	16,232	781	–	17,013	267	–	17,280	92%

UK	100.0%	14,095	1,146	–	15,241	83	–	15,324	61%

OTHER EMEA
Spain	100.0%	9,705	1,204	–	10,909	563	–	11,472	53%
Albania	99.9%	527	92	–	619	28	1	648	97%
Egypt	50.1%	1,924	467	–	2,391	319	(638)	2,072	85%
Greece	99.8%	3,655	167	–	3,822	157	17	3,996	66%
Hungary	100.0%	1,255	278	77	1,610	(1)	126	1,735	76%
Ireland	100.0%	1,864	65	–	1,929	23	–	1,952	72%
Malta	100.0%	161	4	–	165	2	–	167	90%
Netherlands	99.9%	3,399	268	–	3,667	122	–	3,789	56%
Portugal	100.0%	3,248	389	–	3,637	(51)	–	3,586	78%
Sweden	100.0%	1,438	136	–	1,574	(33)	–	1,541	38%
Affiliates		14,160	2,046	681	16,887	609	–	17,496	63%
TOTAL		41,336	5,116	758	47,210	1,738	(494)	48,454	64%

AMERICAS
United States(5)	44.4%	17,257	2,182	2	19,441	718	14	20,173	5%
TOTAL		17,257	2,182	2	19,441	718	14	20,173	5%

ASIA PACIFIC
Japan	97.7%	10,427	177	4,205	14,809	(117)	–	14,692	11%
Australia	100.0%	2,486	319	(228)	2,577	154	–	2,731	69%
New Zealand	100.0%	1,607	224	–	1,831	60	–	1,891	78%
Affiliates		4,969	905	877	6,751	319	–	7,070	72%
TOTAL		19,489	1,625	4,854	25,968	416	–	26,384	68%

GROUP TOTAL		133,421	12,773	5,614	151,808	3,510	(480)	154,838	61%

(1)   All ownership percentages are stated as at 31 March 2005 and, except as disclosed below, exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture.  Ownership interests have been rounded to the nearest tenth of one percent.

(2)   On 15 March 2005, the Group announced it had entered into agreement to increase its stake in the share capital of MobiFon S.A. in Romania by 79% to approximately 99% and to acquire 100% of the share capital of Oskar Mobil a.s. in the Czech Republic. The transaction is expected to complete shortly.

(3)   Other movements for the quarter to 31 March 2005 represents a stake increase of 7.2% in Vodafone Hungary from 92.8% to 100.0%, a stake increase of 0.4% in Vodafone Greece from 99.4% to 99.8%, a stake increase of 0.2% in Vodafone Albania from 99.7% to 99.9%, a stake decrease of 16.9% in Vodafone Egypt from 67.0% to 50.1% and the acquisition of a local network operator by Verizon Wireless.

(4)   Prepaid customer percentages are calculated on a venture basis.  At 31 March 2005, there were 431.8 million total venture customers.

(5)   The Group’s ownership interest in Verizon Wireless is 45.0%.  However, the Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.6% at 31 March 2005.  In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter depending on the underlying mix of net additions across each of these networks.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

VENTURE VODAFONE LIVE! ACTIVE DEVICES

	9 MONTHS TO 31 DECEMBER 2004			QUARTER TO 31 MARCH 2005
COUNTRY	AT 1 APRIL 2004 (‘000s)	NET ADDITIONS (‘000s)	AT 31 DECEMBER 2004 (‘000s)	NET ADDITIONS (‘000s)	AT 31 MARCH 2005 (‘000s)
Germany	2,358	1,989	4,347	498	4,845
Italy	1,024	1,278	2,302	449	2,751
UK	1,535	1,578	3,113	330	3,443
Japan(1)	N/A	N/A	12,937	(92)	12,845
Spain	625	1,575	2,200	792	2,992
Other	1,300	2,092	3,392	596	3,988
Controlled Total	6,842	8,512	28,291	2,573	30,864

(1)          With effect from 31 December 2004, Vodafone live! devices in Japan have been included in the above table as the service in Japan has become aligned with the Vodafone live! experience in other countries.  Prior to this date, registered Vodafone live! devices in Japan were excluded from this table and disclosed separately.

The table above only includes Vodafone live! devices in our controlled operations.  There were an additional 3.2 million registered Vodafone live! devices in our non-controlled associated undertakings at 31 March 2005 (31 December 2004: 2.8 million; 31 March 2004: 0.7 million).

VENTURE 3G DEVICES

COUNTRY	AT 31 MARCH 2005 (‘000s)
Germany	358
Italy	665
UK	190
Japan(1)	798
Spain	88
Other	253
Controlled Total	2,352

(1)          The number of 3G devices in Japan reported in the table above excludes 119,000 devices which use the 3G network but are not capable of accessing 3G data services.

CONTROLLED ACTIVE CUSTOMER INFORMATION

	CONTROLLED ACTIVE CUSTOMERS AT
COUNTRY	31 MARCH 2004	30 JUNE 2004	30 SEPTEMBER 2004	31 DECEMBER 2004	31 MARCH 2005
Germany	93%	93%	92%	92%	91%
Italy	93%	92%	92%	92%	92%
UK	91%	91%	91%	90%	89%
Japan	97%	97%	97%	97%	96%
Spain	96%	97%	92%	92%	93%
Controlled Total	94%	93%	93%	92%	92%

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

MONTHLY REGISTERED BLENDED ARPU FOR THE 15 MONTHS TO 31 MARCH 2005

Country		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar
Germany	EUR	24.5	23.2	26.2	25.0	25.5	25.8	26.4	25.9	25.7	25.5	24.6	24.5	23.7	21.9	24.5
Italy	EUR	29.6	27.8	30.6	29.9	30.1	30.8	31.0	29.6	30.2	30.3	28.9	31.2	29.2	27.1	30.9
UK	GBP	27.0	24.1	28.3	25.3	27.8	26.8	27.3	26.8	25.8	25.6	24.6	24.4	24.1	22.9	25.4
Japan	JPY	6,360	6,100	6,560	6,300	6,150	6,150	6,470	6,380	6,210	6,280	5,970	6,200	5,870	5,650	6,140
Spain	EUR	30.6	29.3	33.0	32.9	33.9	35.4	38.5	36.4	35.2	34.8	32.6	35.1	33.6	31.4	34.9

ARPU INFORMATION FOR THE 12 MONTH PERIOD TO 31 MARCH 2005

	ARPU
COUNTRY	CURRENCY	REGISTERED PREPAID	REGISTERED CONTRACT	REGISTERED TOTAL
Germany	EUR	118	479	299

Italy	EUR	305	922	359

UK	GBP	123	569	306

OTHER EMEA
Spain	EUR	181	689	414
Albania	ALL	20,055	289,945	28,519
Egypt	EGP	799	3,098	1,220
Greece	EUR	203	784	397
Hungary	HUF	40,090	143,415	62,240
Ireland	EUR	375	1,198	608
Malta	MTL	93	895	168
Netherlands	EUR	146	849	452
Portugal	EUR	194	684	334
Sweden	SEK	696	5,566	3,818

ASIA PACIFIC
Japan	JPY	30,576	78,240	73,780
Australia	AUD	326	1,005	605
New Zealand	NZD	333	1,760	633

ARPU - HISTORY

		REGISTERED TOTAL ARPU FOR THE 12 MONTH PERIOD TO
COUNTRY	CURRENCY	31 MARCH 2004	30 JUNE 2004	30 SEPTEMBER 2004	31 DECEMBER 2004	31 MARCH 2005
Germany	EUR	310	309	305	303	299
Italy	EUR	361	362	360	360	359
UK	GBP	309	314	318	314	306
Japan	JPY	80,695	78,365	76,590	75,133	73,780
Spain	EUR	377	389	400	408	414

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUE

	12 MONTH PERIOD TO 31 MARCH 2005
COUNTRY	MESSAGING	DATA	TOTAL
Germany	15.0%	3.1%	18.1%
Italy	13.0%	1.6%	14.6%
UK	15.2%	3.2%	18.4%
Japan	6.9%	14.6%	21.5%
Spain	11.5%	2.2%	13.7%
Statutory Total	12.3%	4.7%	17.0%
Proportionate Total	10.3%	4.0%	14.3%

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUE - HISTORY

	12 MONTH PERIOD TO
COUNTRY	31 MARCH 2004	30 JUNE 2004	30 SEPTEMBER 2004	31 DECEMBER 2004	31 MARCH 2005
Germany	17.4%	17.4%	17.6%	17.7%	18.1%
Italy	13.3%	13.5%	14.1%	14.4%	14.6%
UK	16.1%	16.6%	17.3%	17.9%	18.4%
Japan	21.9%	21.9%	21.8%	21.4%	21.5%
Spain	11.4%	11.8%	12.4%	13.1%	13.7%
Statutory Total	16.1%	16.3%	16.5%	16.7%	17.0%
Proportionate Total	13.0%	13.3%	13.6%	14.0%	14.3%

CUSTOMER CHURN

	TOTAL CUSTOMER CHURN FOR THE 12 MONTH PERIOD TO
COUNTRY	31 MARCH 2004	30 JUNE 2004	30 SEPTEMBER 2004	31 DECEMBER 2004	31 MARCH 2005
Germany	18.7%	18.1%	18.0%	18.1%	18.3%
Italy	16.7%	16.6%	16.5%	16.6%	17.2%
UK	29.6%	29.6%	29.5%	29.2%	29.7%
Japan	23.0%	23.1%	22.8%	22.8%	22.7%
Spain	23.6%	23.8%	23.6%	22.9%	21.9%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 25, 2005	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary